Selected Consolidated Financial Data

The table below sets forth selected consolidated financial data for the Company for each of the years in the five-year period ended December 31, 1998. Such data have been derived from the consolidated financial statements of the Company. Consolidated audited financial statements for each of the years in the three-year period ended December 31, 1998, including the Notes thereto (collectively, the "Consolidated Financial Statements"), are included elsewhere in this annual report.

The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the related Notes thereto included elsewhere in this annual report.

Year ended December 31,
(in millions except per share and ratio data)         1994(1)             1995(1)           1996           1997           1998(1)
Consolidated Statement of Income Data:
Net sales                                         $  2,602.2          $  3,520.7      $  4,078.3     $  3,969.8       $  4,210.6
Other revenues                                          42.7                33.7            44.1           49.4             37.2
Net revenues                                         2,644.9             3,554.4         4,122.4        4,019.2          4,247.8
Cost of sales (2)                                   (1,528.7)           (2,096.0)       (2,414.7)      (2,457.4)        (2,623.0)
      Gross profit (2)                               1,116.2             1,458.4         1,707.7        1,561.8          1,624.8
Operating expenses:
      Selling, general & administrative               (339.9)             (413.2)         (421.1)        (454.3)          (488.1)
      Research and development (3)                    (338.3)             (440.3)         (532.3)        (610.9)          (689.8)
      Restructuring costs                              (37.0)              (13.0)             --             --               --
      Other income and expenses (3)                     32.0                59.1            45.1           23.2             76.5
      Total operating expenses                        (683.2)             (807.4)         (908.3)      (1,042.0)        (1,101.4)
Operating income                                       433.0               651.0           799.4          519.8            523.4
Net interest income (expense)                          (21.0)              (16.8)          (11.2)          (2.6)             8.7
Gain on disposal of investment                            --                  --             7.3             --               --
Income before income taxes and
      minority interests                               412.0               634.2           795.5          517.2            532.1
Income tax expense                                     (49.5)             (108.3)         (171.6)        (113.0)          (120.4)
Income before minority interests                       362.5               525.9           623.9          404.2            411.7
Minority interests (4)                                    --                 0.6             1.6            2.4             (0.6)
Net income                                        $    362.5          $    526.5      $    625.5     $    406.6       $    411.1
Earnings per share (basic) (5)                    $     3.04          $     4.03      $     4.50     $     2.92       $     2.92
Earnings per share (diluted) (5)                  $     3.03          $     4.01      $     4.49     $     2.91       $     2.89
Number of shares used in calculating
      earnings per share (basic)                       119.4               130.6           138.7          139.1            140.9
Number of shares used in calculating
      earnings per share (diluted)                     119.7               131.3           139.2          139.9            144.0
Ratio of earnings to fixed charges (6)                  10.9                13.2            18.6           13.4             12.7
Consolidated Balance Sheet Data
      (end of period):
Cash, cash equivalents and
      marketable securities                       $    461.5          $    758.4      $    556.4     $    702.2       $  1,100.7
Working capital (7)                                    291.1               417.4           611.8          443.5            695.4
Total assets                                         3,224.7             4,486.0         5,005.5        5,445.7          6,434.0
Short-term debt (including current portion
      of long-term debt)                               322.5               492.8           428.2          424.6            191.2
Long-term debt (excluding current portion) (1)         277.2               200.7           194.9          356.4            755.8
Shareholders' equity (1)                             1,680.0             2,661.7         3,260.0        3,307.4          4,083.3
Consolidated Operating Data:
Capital expenditures (8)                          $    779.7          $  1,001.9      $  1,125.2     $  1,035.4       $    947.3
Net cash provided by operating activities              728.1               825.1           980.7          983.8          1,012.5
Depreciation and amortization (8)                      288.0               392.4           535.9          608.1            704.0


(1) On June 10, 1998, the Company completed an equity offering of 3,000,000 shares of capital stock at $72.1875 per share (the "Share Offering"). The net proceeds to the Company in connection with the Share Offering were $208.8 million. On June 10, 1998, the Company also completed a debt offering of $431.7 million aggregate initial principal amount of zero-coupon convertible Liquid Yield Option TM Notes due 2008 (the "LYONs"), with yield to maturity of 1.75% per annum (the "LYONs Offering"). The net proceeds to the Company in connection with the LYONs Offering was $421.8 million. In October 1995, the Company completed a second public offering, with net proceeds to the Company of approximately $371.6 million. In December 1994, the Company completed the Initial Public Offering, with net proceeds to the Company of approximately $198.7 million.
(2) Cost of sales is net of certain funds received through government subsidies for industrialization costs (which include certain costs incurred to bring prototype products to the production stage) included therein. See Note 18 to the Consolidated Financial Statements. For a discussion of certain significant charges reflected in cost of sales in 1996, 1997 and 1998, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."
(3) Other income and expenses include, among other things, funds received through government subsidies for research and development expenses, and the cost of new plant start-ups, as well as foreign currency gains and losses, and the costs of certain activities relating to intellectual property. The Company's reported research and development expenses do not include design center, process engineering, pre-production or industrialization costs.
(4) In 1994, the Company created a joint venture with a subsidiary of the Shenzhen Electronics Group ("SEG"). The Company owns a 60% interest in the joint venture, with a subsidiary of SEG owning the remaining 40%. Minority interests also include other minor investments made by the Company.
(5) Earnings per share have been restated to reflect the adoption in 1997 of Statement of Financial Accounting Standards No. 128 "Earnings Per Share." See Note 2.14 and Note 12 to the Consolidated Financial Statements.
(6) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and minority interests, plus fixed charges. Fixed charges consist of interest expenses.
(7) Working capital is calculated as current assets (excluding cash, cash equivalents and marketable securities) less current liabilities (excluding bank overdrafts, short-term debt and current portion of long-term debt).
(8) Capital expenditures are net of certain funds received through government subsidies, the effect of which is to decrease depreciation.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this annual report. The following discussion contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. The Company's actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future actual results to differ materially from the Company's recent results or those projected in the forward-looking statements include, but are not limited to, those discussed in "Cautionary Statement Regarding Forward-Looking Statements," under the caption "Risk Factors" in the Company's Prospectuses dated June 5, 1998. The Company assumes no obligation to update the forward-looking statements or such factors.

Overview

The semiconductor industry experienced a severe slowdown in 1998, after a similar decrease in 1996 and a marginal recovery in 1997. During this period the Company experienced increased competition and pricing pressure in its core product markets. According to trade association data, worldwide sales of semiconductor products (the total available market or "TAM") decreased 8.4% in 1998 over 1997, ending the year below the 1995 level. According to trade association data, the estimated market for products produced by the Company (the serviceable available market or "SAM") (which prior to 1995 consisted of the TAM without DRAMs, microprocessors and opto-electronic products and commencing in 1995 and for all subsequent periods presented includes microprocessors as a result of the Company's production of x86 products) decreased approximately 5.2% in 1998 over 1997.

        While the semiconductor market in 1998 registered a significant decrease, the Company's net revenues for 1998 increased 5.7% compared to net revenues for 1997, benefiting from increased volumes in virtually all product families and an improved product mix, including sales of new products.

        Despite difficult market conditions in recent years, from 1994 to 1998 the Company's net revenues increased from $2,644.9 million to $4,247.8 million, representing a compound annual growth rate of 12.6%. Such revenue gains were achieved despite the Company's absence from the market for DRAMs (a commodity memory product) and, until the second half of 1994, from the market for personal computer microprocessors (such as the x86 family of products). According to trade association data, the TAM increased from $101.9 billion in 1994 to $125.6 billion in 1998, representing a compound annual growth rate of 5.4%, while the SAM increased from $75.2 billion in 1994 to $107.0 billion in 1998, representing a compound annual growth rate of 9.2%. During the same period, the Company's share of the TAM increased from 2.6% to 3.4%, while the Company's share of the SAM increased from 3.5% to 4.0%. The Company's revenue growth from 1994 through 1998 was particularly significant for differentiated ICs (which the Company defines as being its dedicated products, semicustom devices and microcontrollers).

        As a result of this performance, the Company not only gained market share against both the TAM and SAM, but, according to leading market analysts, became the ninth largest semiconductor company in the world during 1998 moving up from tenth position in 1997. The Company's absence from the DRAM market partially contributed to the Company's outperformance of the semiconductor industry during the period presented. However, the Company believes that recent difficult market conditions have led certain of its competitors to redirect their marketing focus and manufacturing capacity toward products that compete with the Company's products. The Company believes increased competition in its core product markets is generating greater pricing pressure, increased competition for market share in the SAM, and a generally more challenging market environment for the Company.

        The Company continues to focus on differentiated ICs and analog ICs. Differentiated ICs accounted for approximately 62% of the Company's net revenues in 1998, compared to approximately 57% in 1997. Such products foster close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products, and are less vulnerable to competitive pressures than standard commodity products. Analog ICs (including mixed signal ICs), the majority of which are also differentiated ICs, accounted for approximately 51% of the Company's net revenues in 1998, compared to approximately 49% in 1997, while discrete devices accounted for approximately 13% of the Company's net revenues in 1998 and approximately 14% in 1997. In recent years, these families of products, in particular analog ICs, have experienced less volatility in sales growth rates and average selling prices than the overall semi-conductor industry. However, the difficult competitive environment in the semiconductor market in more recent years has led to price pressures also in these families.

        With the aim of reinforcing the Company's presence in certain strategic business segments, the Company has recently completed the acquisition of Peripherals Technology Solutions (in the area of data storage) and Vision Group (in the imaging market).

        The Company's gross profit margin decreased from 42.2% in 1994 to 38.3% in 1998. Benefiting from a favorable environment in 1994, 1995 and 1996, the Company had a stable gross profit margin of above 40%. In 1997 and 1998, in an unfavorable industry environment, which generated lower margins due to the negative impact of pricing pressures, gross profit margin declined to slightly above 38%. This decline in gross profit margin coupled with a higher level of research and development expenditure, resulted in a lower operating income as a percentage of net revenues which, however, remained above a solid level of 12%.

        There can be no assurance that the Company will experience revenue growth at or above the growth rate for the TAM or the SAM, or that increased competition in the Company's core product markets will not lead to further price erosion, lower revenue growth rates and lower margins for the Company.

Results of Operations

The tables below set forth information on the Company's net revenues by product group and by geographic region:

Year ended December 31,
(in millions except percentages)                        1994         1995          1996          1997         1998

Net Revenues by Product Group:
     Dedicated Products (1) (2)                    $   997.1    $ 1,344.4     $ 1,788.7     $ 1,696.3    $ 1,865.6
     Discrete and Standard ICs                         636.3        838.0         784.1         846.8        828.7
     Memory Products (2)                               560.7        653.3         736.8         708.6        659.6
     Programmable Products (1)                         372.0        550.6         689.5         642.1        783.4
     New Ventures Group and Others (3)                  78.8        168.1         123.3         125.4        110.5
          Total                                    $ 2,644.9    $ 3,554.4     $ 4,122.4     $ 4,019.2    $ 4,247.8

Net Revenues by Geographic Region: (4)
     Europe                                        $ 1,187.5    $ 1,593.8     $ 1,788.5     $ 1,753.3     $1,768.9
     North America (5)                                 643.9        812.5         903.0         899.1        937.3
     Asia/Pacific                                      617.6        916.7       1,125.7       1,065.8      1,247.9
     Japan                                             134.7        155.4         228.2         214.5        180.7
     Region Five (4)                                    61.2         76.0          77.0          86.5        113.0
          Total                                    $ 2,644.9    $ 3,554.4     $ 4,122.4     $ 4,019.2    $ 4,247.8

As a percentage of net revenues

Net Revenues by Product Group

Dedicated Products (1) (2)                              37.7%        37.8%         43.4%         42.2%        43.9%
Discrete and Standard ICs                               24.1         23.6          19.0          21.1         19.5
Memory Products (2)                                     21.2         18.4          17.9          17.6         15.5
Programmable Products (1)                               14.0         15.5          16.7          16.0         18.4
New Ventures Group and Others (3)                        3.0          4.7           3.0           3.1          2.7
Total                                                  100.0%       100.0%        100.0%        100.0%       100.0%

Net Revenues by Geographic Region: (4)
Europe                                                  44.9%        44.8%         43.4%         43.6%        41.6%
North America (5)                                       24.3         22.9          21.9          22.4         22.1
Asia/Pacific                                            23.4         25.8          27.3          26.5         29.4
Japan                                                    5.1          4.4           5.5           5.3          4.3
Region Five (4)                                          2.3          2.1           1.9           2.2          2.6
Total                                                  100.0%       100.0%        100.0%        100.0%       100.0%

(1) In January 1997, analog array products were moved from the Programmable Products Group to the Dedicated Products Group and image processing products from the Dedicated Products Group to the Programmable Products Group. Revenues for the Dedicated Products Group and the Programmable Products Group have been restated in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" for prior periods to reflect this change.
(2) 1996 revenues for the Dedicated Products Group include $5.6 million of revenues from certain foundry activities which were moved from the Memory Products Group in January 1996. Revenues for the Dedicated Products Group and the Memory Products Group have been restated for prior periods to reflect this change.
(3) Includes revenues from sales of subsystems and other products and from the New Ventures Group, which was created in May 1994 to act as a focal point for the Company's new business opportunities.
(4) Revenues are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia/Pacific affiliates are classified as Asia/Pacific revenues. Net revenues by geographic region have been reclassified to reflect the creation of Region Five in January 1998 which includes emerging markets such as South America, Africa, Eastern Europe, the Middle East and India. Prior years have been restated to reflect this reclassification.
(5) Substantially all of the revenues derived from North America are derived from the United States.

        The following table sets forth certain financial data from the Company's consolidated statements of income since 1994, expressed in each case as a percentage of net revenues:

Year ended December 31,                                 1994         1995          1996          1997         1998

Net sales                                                 98.4%        99.1%         98.9%         98.8%        99.1%
Other revenues                                             1.6          0.9           1.1           1.2          0.9
Net revenues                                             100.0        100.0         100.0         100.0        100.0
Cost of sales                                            (57.8)       (59.0)        (58.6)        (61.1)       (61.7)
     Gross profit                                         42.2         41.0          41.4          38.9         38.3
Operating expenses:
     Selling, general and administrative                 (12.9)       (11.6)        (10.2)        (11.3)       (11.5)
     Research and development                            (12.8)       (12.4)        (12.9)        (15.2)       (16.2)
     Restructuring costs                                  (1.4)        (0.4)           --            --           --
     Other income and expenses                             1.3          1.7           1.1           0.5          1.7
          Total operating expenses                       (25.8)       (22.7)        (22.0)        (26.0)       (26.0)
Operating income                                          16.4         18.3          19.4          12.9         12.3
Net interest income (expense)                             (0.8)        (0.5)         (0.3)         --            0.2
Gain on disposal of investment                            --           --             0.2          --           --
Income before income taxes & minority interests           15.6         17.8          19.3          12.9         12.5
Income tax expense                                        (1.9)        (3.0)         (4.2)         (2.9)        (2.8)
Income before minority interests                          13.7         14.8          15.1          10.0          9.7
Minority interests                                        --           --             0.1           0.1         --
Net income                                                13.7%        14.8%         15.2%         10.1%         9.7%

1998 vs. 1997

The Company distinguished itself during 1998 by the solid performance achieved during an unprecedented downturn in the semi-conductor industry. In 1998, the Company increased net revenues, gross profit and net income compared to 1997. In addition, the Company increased significantly its investments in research and development activities during the year, continuing the trend established during the last five years. The improved financial results reflect the Company's business strategy, including the high level of differentiated products within its product portfolio, its focus on high growth markets and its geographic balance.

        Net revenues: Net sales increased 6.1%, from $3,969.8 million in 1997 to $4,210.6 million in 1998. The increase in net sales was primarily the result of higher volume and an improved product mix, including sales of new products, partly offset by declining average selling prices. The exchange rate impact on net sales in 1998 due to a stronger U.S. dollar was estimated to be marginally unfavorable. Other revenues decreased from $49.4 million in 1997 to $37.2 million in 1998 due primarily to a reduction in licensing revenues. Net revenues increased 5.7%, from $4,019.2 million in 1997 to $4,247.8 million in 1998.

        The Dedicated Products Group's net revenues increased 10.0% primarily as a result of volume increases in wireless telecommunications, automotive and printer products (partly offset by lower volumes in data storage products) and a more favorable product mix in data storage, automotive and printer products. The Discrete and Standard ICs Group's net revenues decreased 2.1%, as volume increases in basically all major product families and a more favorable product mix in transistors and standard commodities were more than offset by price declines in transistors, discrete devices, standard commodities and standard logic products. Net revenues of the Memory Products Group declined by 6.9% as the volume increases in EEPROMs, flash memories and smartcard ICs were more than offset by significant price declines in basically all product families (such as EPROMs, EEPROMs, smartcard ICs and flash memories). The Programmable Products Group's net revenues increased 22.0% as a result of significantly higher volumes in digital image processing and graphics products.

Gross profit: The Company's gross profit increased 4.0%, from $1,561.8 million in 1997 to $1,624.8 million in 1998 primarily as a result of higher net revenues. As a percentage of net revenues, gross profit decreased from 38.9% in 1997 to 38.3% in 1998, being primarily impacted by the reduction in average selling prices and a higher depreciation charge.

        Cost of sales increased from $2,457.4 million in 1997 to $2,623.0 million in 1998, primarily due to a significant increase in production volume and the increased depreciation associated with new capital investments.

        The exchange rate impact on gross profit in 1998 compared to 1997 was estimated to be marginally favorable, as the negative impact of the appreciation of the U.S. dollar on net revenues was more than offset by the positive impact on cost of sales. See "-- Impact of Changes in Exchange Rates." Cost of sales in 1998 and 1997 was net of $3.1 million and $6.2 million, respectively, of funds received through government subsidies to offset industrialization costs (which include certain costs incurred to bring prototype products to the production stage) included in cost of sales.

Selling, general and administrative expenses: Selling, general and administrative expenses increased 7.4%, from $454.3 million in 1997 to $488.1 million in 1998, reflecting higher expenditure for information technology, marketing and administrative functions. As a percentage of net revenues, selling, general and administrative expenses increased slightly from 11.3% in 1997 to 11.5% in 1998.

        Research and development expenses: Research and development expenses increased 12.9%, from $610.9 million in 1997 to $689.8 million in 1998. The Company continued to invest heavily in research and development and plans to continue increasing its research and development staff. The Company continues to allocate significant financial resources to expand its market leadership in key applications, reflecting its commitment to service and continuous innovation. The Company's reported research and development expenses do not include design center, process engineering, pre-production or industrialization costs. As a percentage of net revenues, research and development expenses increased from 15.2% in 1997 to 16.2% in 1998.

Other income and expenses: Other income and expenses increased from income of $23.2 million in 1997 to income of $76.5 million in 1998. Other income and expenses include primarily funds received from government agencies in connection with the Company's research and development programs, the cost of new plant start-ups, as well as foreign currency gains and losses, the costs of certain activities relating to intellectual property and miscellaneous revenues and expenses. The increase in other income and expenses resulted primarily from lower start-up costs of new production facilities and from an increase in funds received from government agencies in connection with the Company's research and development programs.

Operating income: The Company's operating income increased slightly, from $519.8 million in 1997 to $523.4 million in 1998. The exchange rate impact on operating income was estimated to be favorable, since the negative impact on net revenues was more than compensated by the favorable impact on cost of sales and operating expenses.

Net interest income (expense): Net interest income increased from an expense of $2.6 million in 1997 to an income of $8.7 million in 1998 primarily as a result of the increase in cash and cash equivalents following the Share Offering and the LYONs Offering completed on June 10, 1998.

Income tax expense: Provision for income tax was $120.4 million in 1998 compared to $113.0 million in 1997, primarily as a result of the increase in income before income taxes and minority interests and a higher effective tax rate. The accrued effective tax rate increased from 21.8% in 1997 to 22.6% in 1998. The still favorable 1998 rate was mainly due to the application of benefits in certain countries. As such benefits may not be available after 1998, the Company expects an increase in the effective tax rate in the coming years.

1997 vs. 1996

The difficult market environment during 1997 resulted in a decrease in the Company's net revenues, gross profit, operating income and net income in 1997 compared to 1996. While unit volumes increased substantially in the 1997 period, average selling prices in 1997 declined compared to 1996.

Net revenues: Net sales decreased 2.7%, from $4,078.3 million in 1996 to $3,969.8 million in 1997. This decrease originated from difficult market conditions for certain product families for which supply exceeded demand and produced strong negative pressures on the Company's selling prices, while in other product families demand itself declined because of high inventories accumulated by the Company's customers in previous periods. In general, as is normal in a situation of excess capacity, memory and commodity products experienced price declines. In particular, hard disk drives were affected by decreasing prices due to increased competition both at the system and semiconductor levels and set-top boxes experienced a slowdown in sales due to inventory corrections and lower demand. The Company's unit volumes increased substantially in 1997 compared to 1996, with commodity products (which are typically more price sensitive than other products in the Company's product portfolio) constituting a higher proportion of the overall product mix. The impact of these market conditions was particularly apparent in the Asia Pacific region and Japan. In addition, since a significant part of the Company's net revenues was billed in European and Japanese currencies, the strong appreciation of the U.S. dollar during 1997 resulted in a negative impact on total net revenues when translated from local currencies into U.S. dollars. Other revenues increased from $44.1 million in 1996 to $49.4 million in 1997 due primarily to an increase in licensing revenues. Net revenues decreased 2.5%, from $4,122.4 million in 1996 to $4,019.2 million in 1997.

        The Dedicated Products Group's net revenues fell 5.2% primarily as a result of price pressure and a less favorable product mix in certain major products including telecommunication, video and automotive products. Price and volume declines in computer (hard disk drives) products also contributed to the revenues decline. In January 1997, analog array products were moved from the Programmable Products Group to the Dedicated Products Group and image processing products from the Dedicated Products Group to the Programmable Products Group. Revenues for the Dedicated Products Group and the Programmable Products Group have been restated in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" for prior periods to reflect this change. The Discrete and Standard ICs Group's net revenues increased by 8.0%, as significant volume increases were partly offset by price declines in substantially all major products including standard commodities and discrete and power devices. Net revenues of the Memory Products Group declined by 3.8%, as the sales increases in smartcard ICs (used primarily in European telephone and bank cards) were more than offset by price declines in the major memory product families (such as EPROMs, flash memories and EEPROMs) and volume declines in EPROMs. The Programmable Products Group's net revenues decreased 6.9% as an improved product mix in digital semicustom devices and higher volumes in microcontroller products were more than offset by declines in sales of image processing products and price declines in certain major products.

Gross profit: The Company's gross profit decreased 8.5%, from $1,707.7 million in 1996 to $1,561.8 million in 1997. As a percentage of net revenues, gross profit decreased from 41.4% in 1996 to 38.9% in 1997, primarily as a result of the reduction in average selling prices and a less favorable product mix.

        Cost of sales increased slightly from $2,414.7 million in 1996 to $2,457.4 million in 1997, primarily due to an increase in production volume related to higher sales volume and higher depreciation charges linked to the higher level of capital investment.

        The exchange rate impact on gross profit in 1997 compared to 1996 was marginal, as the negative impact of the appreciation of the U.S. dollar on net revenues was only slightly higher than the positive impact on cost of sales. See "--Impact of Changes in Exchange Rates." Cost of sales in 1997 and 1996 was net of $6.2 million and $4.6 million, respectively, of funds received through government subsidies to offset industrialization costs (which include certain costs incurred to bring prototype products to the production stage) included in cost of sales.

Selling, general and administrative expenses: Selling, general and administrative expenses increased 7.9%, from $421.1 million in 1996 to $454.3 million in 1997, reflecting higher expenditure in the marketing organization and for information technology. As a percentage of net revenues, selling, general and administrative expenses increased from 10.2% in 1996 to 11.3% in 1997, due primarily to the increase in selling, general and administrative expenses and the decrease in net revenues.

Research and development expenses: Research and development expenses increased 14.8%, from $532.3 million in 1996 to $610.9 million in 1997. The Company continued to invest heavily in research and development and plans to continue increasing its research and development staff. The Company is allocating significant financial resources to expand its market leadership in key applications, reflecting the commitment to service and continuous innovation. As a percentage of net revenues, research and development expenses increased from 12.9% in 1996 to 15.2% in 1997. The Company's reported research and development expenses do not include design center, process engineering, pre-production or industrialization costs.

Other income and expenses: Other income and expenses decreased from income of $45.1 million in 1996 to income of $23.2 million in 1997. Other income and expenses include primarily funds received from government agencies in connection with the Company's research and development programs, the cost of new plant start-ups, as well as foreign currency gains and losses, the costs of certain activities relating to intellectual property and miscellaneous revenues and expenses. The decrease in other income and expenses resulted primarily from higher start-up costs of new production facilities and from a decrease in funds received from government agencies in connection with the Company's research and development programs.

Operating income: The Company's operating income decreased 35.0%, from $799.4 million in 1996 to $519.8 million in 1997, primarily as a result of the decrease in net revenues and the increase in research and development expenses, which more than offset the favorable exchange rate impact.

Net interest income (expense): Net interest expense decreased from $11.2 million in 1996 to $2.6 million in 1997 reflecting primarily improved cash flow during 1997 and a slight reduction in interest rates.

Income tax expense: Provision for income tax was $113.0 million in 1997 compared to $171.6 million in 1996, primarily as a result of the substantial decrease in income before income taxes and minority interests. The accrued effective tax rate increased slightly from 21.6% in 1996 to 21.8% in 1997. The still favorable 1997 rate was mainly due to the application of favorable tax regimes in certain countries.

Quarterly Results of Operations

The following table sets forth certain financial information for the years 1997 and 1998. Such information is derived from unaudited consolidated financial statements, prepared on a basis consistent with the audited consolidated financial statements, that include, in the opinion of management, only normal recurring adjustments necessary for a fair presentation of the information set forth therein. Operating results for any quarter are not necessarily indicative of results for any future period. In addition, in view of the significant growth experienced by the Company in recent years, the increasingly competitive nature of the markets in which the Company operates, the changes in product mix and the currency effects of changes in the composition of sales and production among different geographic regions, the Company believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance.

Quarter ended (unaudited)
(in millions, except percentages and per share data)

                                         Mar 29,   June 28,  Sept 27    Dec 31,    Apr 4,     Jul 4,     Oct 3,     Dec 31,
                                          1997       1997      1997      1997       1998       1998       1998        1998
Consolidated Statement of Income Data
Net revenues                            $ 944.9   $ 969.7   $1,000.1   $1,104.4   $1,005.4   $1,070.3   $1,039.4   $1,132.7
Cost of sales                            (583.8)   (595.9)    (608.2)    (669.5)    (620.4)    (660.3)    (643.7)    (698.6)
Gross profit                              361.1     373.8      391.9      434.9      385.0      410.0      395.7      434.1
Operating expenses:
Selling, general & administrative        (103.0)   (113.3)    (111.2)    (126.7)    (119.9)    (126.2)    (120.1)    (121.9)
Research and development                 (142.2)   (151.5)    (151.5)    (165.7)    (166.4)    (176.2)    (168.0)    (179.2)
Other income and expenses                  (2.4)      6.9       (5.5)      24.3       16.2       17.2       21.4       21.8
Total operating expenses                 (247.6)   (257.9)    (268.2)    (268.1)    (270.1)    (285.2)    (266.7)    (279.3)
Operating income                          113.5     115.9      123.7      166.8      114.9      124.8      129.0      154.8
Net interest income (expense)              (0.7)     (0.7)      (0.5)      (0.8)      (1.1)       --         5.2        4.6
Income before income taxes &
      minority interests                  112.8     115.2      123.2      166.0      113.8      124.8      134.2      159.4
Income tax expense                        (23.5)    (23.4)     (26.5)     (39.7)     (23.6)     (26.7)     (32.5)     (37.6)
Income before minority interests           89.3      91.8       96.7      126.3       90.2       98.1      101.7      121.8
Minority interests                          1.2       0.3        0.9        --         --        (0.6)      (0.1)       --
Net income                              $  90.5   $  92.1   $   97.6   $  126.3   $   90.2   $   97.5   $  101.6   $  121.8
Earnings per share (basic)              $   0.65  $   0.66  $    0.70  $    0.91  $    0.65  $    0.70  $    0.71  $    0.86
Earnings per share (diluted)            $   0.65  $   0.66  $    0.70  $    0.90  $    0.65  $    0.69  $    0.70  $    0.84
Number of shares used in calculating
      earnings per share (basic)          139.0     139.1      139.1      139.1      139.1      139.9      142.2      142.2
Number of shares used in calculating
      earnings per share (diluted)        139.8     139.8      140.0      139.8      139.8      141.9      147.3      147.4

As a Percentage of Net Revenues
Net revenues                              100.0%    100.0%     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%
Cost of sales                             (61.8)    (61.5)     (60.8)     (60.6)     (61.7)     (61.7)     (61.9)     (61.7)
Gross profit                               38.2      38.5       39.2       39.4       38.3       38.3       38.1       38.3
Operating expenses:
Selling, general & administrative         (10.9)    (11.7)     (11.1)     (11.5)     (11.9)     (11.8)     (11.6)     (10.8)
Research and development                  (15.0)    (15.6)     (15.1)     (15.0)     (16.6)     (16.5)     (16.2)     (15.8)
Other income and expenses                  (0.3)      0.8       (0.6)       2.2        1.6        1.7        2.1        2.0
Total operating expenses                  (26.2)    (26.5)     (26.8)     (24.3)     (26.9)     (26.6)     (25.7)     (24.6)
Operating income                           12.0      12.0       12.4       15.1       11.4       11.7       12.4       13.7
Net interest income (expense)              (0.1)     (0.1)      (0.1)      (0.1)      (0.1)       --         0.5        0.4
Income before income taxes &
      minority interests                   11.9      11.9       12.3       15.0       11.3       11.7       12.9       14.1
Income tax expense                         (2.4)     (2.4)      (2.6)      (3.6)      (2.3)      (2.5)      (3.1)      (3.3)
Income before minority interests            9.5       9.5        9.7       11.4        9.0        9.2        9.8       10.8
Minority interests                          0.1       --         0.1        --         --        (0.1)       --         --
Net income                                  9.6%      9.5%       9.8%      11.4%       9.0%       9.1%       9.8%      10.8%

        In 1998, approximately 42% of the Company's net revenues originated in Europe, compared to approximately 44% in 1997. The Company's third quarter revenues in Europe have averaged slightly less than average revenues during other quarters due to production slowdowns by its European customers in July and August. However, during the third quarter of 1997, the negative impact of third quarter seasonality in Europe was offset by increased sales in other regions. Quarterly results have also been and may be expected to continue to be substantially affected by the cyclical nature of the semiconductor and electronic systems industries, the timing and success of new product introductions and the levels of provisions and other unusual charges incurred.

        The Company's quarterly and annual operating results are also affected by a wide variety of other factors that could materially and adversely affect revenues and profitability or lead to significant variability of operating results, including, among others, capital requirements and the availability of funding, competition, new product development and technological change and manufacturing. In addition, a number of other factors could lead to fluctuations in operating results, including order cancellations or reduced bookings by key customers or distributors, intellectual property developments, international events, currency fluctuations, problems in obtaining adequate raw materials on a timely basis, and the loss of key personnel. As only a portion of the Company's expenses varies with its revenues, there can be no assurance that the Company will be able to reduce costs promptly or adequately in relation to revenue declines to compensate for the effect of any such factors. As a result, unfavorable changes in the above or other factors have in the past and may in the future adversely affect the Company's operating results.

        First quarter 1998 net revenues declined 9.0% compared to the fourth quarter of 1997 due to difficult market conditions, lower demand for certain product families and an adverse currency effect, and were 6.4% above first quarter 1997 net revenues. Second quarter 1998 net revenues increased 6.5% compared to the first quarter, and were 10.4% above second quarter 1997 net revenues. Third quarter 1998 revenues showed a 2.9% sequential decline over the second quarter of 1998 due to seasonal factors that generally reduce sales during the summer months and were 3.9% above 1997 third quarter net revenues. Fourth quarter 1998 net revenues recorded a 9.0% sequential improvement over the third quarter of 1998 and a 2.6% increase over the fourth quarter of 1997. The Company experienced strong sequential sales gains across all product groups in the fourth quarter of 1998. The Dedicated Products Group recorded an increase in net revenues of nearly 12%, reflecting the strength in sales of ICs for hard disk drives, digital cellular phones and automotive applications. The Memory Products Group also experienced double-digit growth, with net revenues increasing 11%, attributable to a strong rebound in flash memories. The Programmable Products Group had a solid quarter with an increase of 5.8% in net revenues. The Discrete and Standards ICs Products Group also experienced improvements with net revenues increasing just under 2%.

        Gross profit as a percentage of net revenues in the fourth quarter of 1998 remained virtually unchanged compared to the previous quarters in 1998. The fourth quarter 1998 gross profit margin declined slightly compared to the fourth quarter of 1997, which, net of licensing revenues, would have been 38.7%.

        Looking ahead the Company is entering 1999 in a strong competitive position with a product portfolio that is both balanced and focused. The market for standard products remains very competitive and visibility is still quite limited. The differentiated products, however, have been enhanced by significant research and development spending and should benefit from the recent acquisitions of Peripherals Technology Solutions and Vision Group. Additionally, the Company has already made investments in buildings and facilities that will enable it to have the capacity to respond to a market recovery. Within this context, the Company expects to have the capacity to continue to outperform the served market in 1999.

Impact of Inflation

The Company believes that inflation has not had a material effect on the results of its operations during the periods presented.

Impact of Changes in Exchange Rates

The Company's results of operations and financial condition can be significantly affected by changes in exchange rates between the U.S. dollar and other currencies, particularly the euro (with respect to prior periods, the Italian lira, the French franc, the German mark), the Japanese yen and other Asian currencies.

        Revenues for certain products (primarily dedicated products sold in Europe and Japan) that are quoted in currencies other than the U.S. dollar are directly affected by fluctuations in the value of the U.S. dollar. Revenues for all other products, which are quoted in U.S. dollars and translated into local currencies for invoicing and payment, tend not to be affected significantly by fluctuations in exchange rates except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products.

        Certain significant costs incurred by the Company, such as manufacturing labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are incurred in the currencies of jurisdictions where the Company's operations are located. Fluctuations in the value of these currencies, particularly the euro, compared to the U.S. dollar can affect the Company's costs and therefore its profitability.

        The appreciation in the U.S. dollar in 1998 compared to 1997 against the principal European and Asian currencies that have a material impact on the Company resulted in a favorable impact on results of operations for the period because the negative impact on net revenues was more than offset by the positive impact on cost of sales and operating expenses, resulting in a net favorable impact on operating income. Net revenues in 1997 were materially adversely affected by the depreciation of European currencies and the Japanese yen against the U.S. dollar due to the significance of the Company's sales in these currencies and the impact of translating such local currency revenues into U.S. dollars. However, the net impact on operating income was favorable as the negative impact on net revenues was more than offset by the positive impact on cost of sales and operating expenses. In 1996, the U.S. dollar on average appreciated slightly against the principal European (except Italian) and Asian currencies which have a material impact on the Company. The exchange rate impact on results of operations in 1996 was not significant.

        The Company's principal strategies to reduce the risks associated with exchange rate fluctuations have been (i) to increase the proportion of sales to customers denominated in U.S. dollars, (ii) to purchase raw materials and services in transactions denominated in U.S. dollars (thereby reducing the exchange rate risk for costs relative to revenues, which are principally denominated or determined by reference to the U.S. dollar), and (iii) to manage certain other costs, such as financial costs, to maintain an appropriate balance between U.S. dollars and other currencies based upon the currency environment at the time. From time to time, the Company purchases or sells currencies forward to cover currency risk in obligations or receivables. The Company has not experienced significant gains or losses as a result of exchange coverage activities. Its management strategies to reduce exchange rate risks have served to mitigate, but not eliminate, the positive or negative impact of exchange rate fluctuations. Furthermore, the introduction of the euro as of January 1, 1999, has served to reduce the number of currencies whose exchange rate fluctuations versus the U.S. dollar may impact the Company's results, thus making the Company's exposure to exchange rate fluctuations more concentrated.

        Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. See Note 2.4 to the Consolidated Financial Statements. Income and expenses are translated at the average exchange rate for the period. Adjustments resulting from the translation are recorded directly in shareholders' equity, and are shown as "accumulated other comprehensive income (loss)" in the consolidated statements of changes in shareholders' equity. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period.

        At December 31, 1998, the Company's outstanding indebtedness was denominated principally in U.S. dollars, Italian lire, and French francs. See
Note 14 to the Consolidated Financial Statements.

Liquidity and Capital Resources

        The Company's net cash generated from operations totaled $1,012.5 million in 1998 compared to $983.8 million in 1997 and $980.7 million in 1996. Significant amounts of net cash generated from operations in 1996, 1997 and 1998 coupled with capital increases undertaken by the Company in June 1998, which resulted in net proceeds to the Company of $208.8 million and in October 1995, which resulted in net proceeds to the Company of $371.6 million, enabled the Company to finance capital expenditures and strengthen its balance sheet over the last five years. The Company had a positive net financial position (cash, cash equivalents and marketable securities net of total debt) of $153.7 million at December 31, 1998 compared to a negative net financial position of $78.8 million at December 31, 1997. At December 31, 1998 cash and cash equivalents was $1,100.7 million, compared to $702.2 million at December 31, 1997 and $551.9 million at December 31, 1996. At December 31, 1998, the aggregate amount of the Company's long-term credit facilities was approximately $801 million, all of which was outstanding, and additionally the aggregate amount of the Company's short-term facilities was approximately $971 million, under which approximately $146 million of indebtedness was outstanding. At December 31, 1998, the Company had approximately $45 million of long-term indebtedness that will become due within one year and expects to fund such debt repayments from available cash.

        In 1998, the Company's capital expenditure payments totaled $947.3 million, compared to $1,035.4 million in 1997 and $1,125.2 million in 1996. Capital expenditures for 1998 were devoted principally (i) to the expansion of the 8-inch front-end wafer fabrication plant in Crolles, France, (ii) to equip and upgrade both the new 8-inch and existing 6-inch front-end facilities at the Catania, Italy plant, (iii) to the extension and conversion of an existing facility in Agrate, Italy, (iv) to the expansion of the 6-inch facility in Carrollton, Texas, (v) to the ramp-up of production at the Phoenix, Arizona 8-inch front-end facility, (vi) to the expansion of the back-end facilities in Muar, Malaysia and (vii) to the expansion of the back-end facilities in Morocco, Malta and Shenzhen, China. Capital expenditures for 1997 were devoted principally (i) to equip and upgrade both the new 8-inch and existing 6-inch front-end facilities at the Catania, Italy plant, (ii) to the expansion of the 8-inch front-end wafer fabrication plant in Crolles, France, (iii) to the extension and conversion of an existing facility in Agrate, Italy, (iv) to the upgrading of the front-end facility and the construction of a new 8-inch wafer fabrication plant in Rousset, France, (v) to the ramp-up of production at the Phoenix, Arizona 8-inch front-end manufacturing facility, (vi) to the expansion of the back-end facility in Muar, Malaysia, (vii) to the expansion of the 6-inch facility in Carrollton, Texas, (viii) to the expansion of the back-end facilities in Singapore, Shenzhen (China), Malta and Morocco and (ix) to the upgrade of the wafer fabrication facility in Rancho Bernardo.

        The Company currently expects that capital spending for 1999 will continue to be at levels at least as high as in 1997 and 1998, and possibly higher. The most significant of the Company's 1999 capital expenditure projects are expected to be the conversion from 6-inch to 8- inch and expansion at one of its front-end wafer fabrication plants in Agrate, Italy, the increase of capacity of the 8-inch facilities in Catania, Italy, the completion of construction of its new 8-inch front-end wafer fabrication facility in Rousset, France, the conversion of its facilities in Crolles, France to 0.25 micron and
0.18 micron processes, the increase of capacity of the 8-inch facilities in Phoenix, Arizona and the expansion of the back-end facilities in Muar and Morocco. The Company has also identified an additional 8-inch wafer fabrication facility to be built in Italy that is planned to be operational by the year 2001. The Company has decided to build a new 300 millimeter, 12-inch wafer research fabrication and pilot line at Crolles (France) using 0.18 micron and below process technology. The pilot line will be operated in partnership with Leti and CNET, which are already working with the Company in Crolles. The Company has also announced plans for a new center for advanced research and development and industrialization in the field of nonvolatile memories in Agrate (Italy) to target 0.13 micron CMOS technology generation by 2003. The Company will continue to monitor its level of capital spending, however, taking into consideration factors such as trends in the semiconductor market, capacity utilization and announced additions.

        In 1998, the Company's receivables from government agencies totaled $261.2 million compared to $154.9 million in 1997 and $217.3 million in 1996. The increase in 1998 was due primarily to the recognition of certain government contracts for which cash will be received in future periods. See Note 7 to the Consolidated Financial Statements. In 1998, the Company's advances from government agencies totaled $14.1 million compared to $10.1 million in 1997 and $10.7 million in 1996. See Note 15 to the Consolidated Financial Statements. The timing of receipt of funds under government contracts has been delayed from time to time in the past, and while generally the Company has received the amounts recorded in such receivables, there have been instances in which such funds ultimately have not been paid.

        The Company expects to have significant capital requirements in the coming years and intends to continue to devote a substantial portion of its net revenues to research and development. The Company plans to fund its capital requirements from cash from operations, available funds, available support from third parties (including state support, principally from the French and Italian governments) and may make recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the sale of debt or additional equity securities. There can be no assurance that additional financing will be available as necessary to fund the Company's working capital requirements, research and development, industrialization costs or expansion plans, or that any such financing, if available, will be on terms acceptable to the Company.

        The Company believes that its available funds, available support from third parties, and additional borrowings will be sufficient to meet its anticipated needs for liquidity through at least 1999.

Year 2000

STMicroelectronics has had a top priority program (the "Year 2000 Project") underway since the second quarter of 1997 for dealing with the year 2000 issue, and is currently evaluating its information technology infrastructure for year 2000 compliance and working with key customers and suppliers to ensure that their systems are year 2000 compliant. As part of the Year 2000 Project, a Company-wide task force has been assembled to identify, test, and correct or replace the Company's systems to ensure that they do not malfunction as a result of the year 2000. This task force reports directly to a corporate vice-president who produces a monthly report which is circulated to senior management and to the President and Chief Executive Officer. The main objectives of the Year 2000 Project are to minimize the negative impact of Year 2000-related date problems on the Company's operations and financial results as well as to instill in business partners and other stakeholders confidence in the Company's products and systems.

        Year 2000 risks relate to the issues associated with the limitations of the programming code in many existing computer systems, whereby computer systems may not properly recognize date sensitive information at or after the turn of the year to 2000. Computer systems include, but are not limited to, computer systems embedded in production equipment, products containing computer systems, business data processing systems, production management and planning systems and personal computers. Systems that do not properly recognize such information on or after January 1, 2000 could generate erroneous data or fail. Associated problems include the use of certain codes such as "99" for certain functions. The Company has established its Year 2000 compliance definition to mean that the functions, calculations, and other computing processes of each of the products and systems (collectively, "Processes") perform in a consistent manner regardless of the date and time the Processes are actually performed, whether before, on, or after January 1, 2000 and regardless of whether the dates are affected by leap years, and further that each product will function without interruptions caused by the date and time on which the Processes are actually performed, whether before, on or after January 1, 2000 ("Year 2000 Compliance").

The Five-Phase Year 2000 Project

The Company's Year 2000 Project has five overlapping phases: (i) preparation (identification of the issues, creation of general awareness and the assignment of responsibility), (ii) sizing (completion of an inventory, determination of the costs and resources needed and assessment of risks), (iii) planning (allocation of work, preparation of budgets, and planning for contingencies),
(iv) remediation and testing (ensuring that all products, items and systems are Year 2000 ready and testing that remediation is adequate), and (v) tuning (end-to-end testing and implementation of contingency plans).

        The Company's Year 2000 Project focuses on addressing seven major areas of concern: (1) the Company's products, (2) manufacturing equipment, software and tools including embedded controllers, (3) facilities equipment with embedded controllers and software, (4) business application equipment and software, (5) suppliers, including materials, logistics, financial services and utilities suppliers, (6) design equipment and software, and (7) electronic data interchange (EDI) links with customers and distributors.

Readiness

As of December 31, 1998, all of the Company's groups had fully completed Phase 1 and substantially completed Phase 2. Phases 3 and 4 are well under way and Phase 5 is planned to be substantially completed during the second quarter of 1999. Inventories have been completed in all areas of the Company, status is known for approximately 98% of the items involved, and approximately 42% of items have a status of tested and certified compliant. For the 58% not yet tested and certified compliant, approximately 60% of the preparatory work has been completed. Globally, the Company is near 75% completion relative to the total work load, and is on schedule relative to the Year 2000 Project plan. The Company has determined the magnitude of the remaining tasks (completion of Phases 3, 4, and 5), and has fixed schedules and assigned resources accordingly. As at the end of 1998, compliant systems for all business functions with a one year time horizon, i.e. order processing and certain planning functions had been put in place. The Company anticipates being fully compliant in all essential manufacturing and business systems by the end of June 1999. The Company believes that the remaining tasks will be limited, and contingency plans will be developed for matters not resolved that may have a material adverse impact on the Company. The Company intends to define any such contingency plans by the end of June 1999 with a view towards implementing them prior to the end of 1999. In view of the possibility of less than 100% compliance, the Company anticipates that the year 2000 task force will remain active at least until the end of the first quarter of 2000.

Products: All of the Company's products have been determined to be Year 2000 Compliant (as such compliance is defined above). For the majority of the Company's products, compliance is due to the fact that these products do not contain any date or date functions, and do not accept any time or date inputs. The exception is the "Timekeeper" product series, which is a battery- backed RAM product that records time and date information. All "Timekeeper" products are Year 2000 Compliant. However, the system software used in "Timekeeper" products, which is not written by the Company but by its customers, must take into account that certain of these products store only the last two digits of the year, and such software code needs to be checked by the customer. However, when the Company's products are used in systems with software loaded by users or others, the software programs could have potential year 2000 problems. The Company has advised customers to check such systems, and has also begun a communication campaign to educate customers about potential year 2000 issues and the Company's products in particular. New product developments, if date-sensitive, will be designed with four digit years. Certain products are by their nature likely to be used in third-party products which process dates. It is possible for these third-party products to have non-compliant software. The Company is in the process of contacting all known customers of these products to invite them to review their designs.

        The results of the Company's evaluation of its portfolio of existing products which has not identified any past or current semi-conductor products which mis-process dates is being made available to the public through the Company's web site at www.st.com. Also, the Company, to date, has not been notified by third parties of any problems.

Manufacturing equipment with embedded controllers and software: Some of the tools and equipment (hardware and software) used to develop and manufacture the Company's products are date-sensitive. The Company has compiled an inventory of all manufacturing and facilities equipment, and has identified all non-Year 2000 Compliant items. As part of its Year 2000 Project, the Company has implemented a plan of remediation, in cooperation with its principal suppliers. At the end of December 1998, 36% of front-end equipment and 76% of back-end equipment had been tested or certified compliant. The Company's target is to have 100% tested compliance by the end of June 1999, but there remains the possibility of some delays due to the late delivery of solutions by certain suppliers. Testing is being coordinated with equipment manufacturers and Sematech (a forum for cooperation set up by the major semiconductor manufacturers) to minimize production disruption.

Facilities equipment with embedded controllers and software: Embedded systems used to control lifts, lighting, heating, air-conditioning, fire protection, safety systems and entry control (among others) have been identified in each site (with help from the corporate manufacturing organization) and are being tested with the help of suppliers. Several sites use the same facility management system, which the Company expects will speed progress. At the end of 1998, 62% of facilities equipment was tested or certified compliant.

Computing and telecommunications infrastructure: The Company has received assurances from its telecom network service provider, that its private corporate wide-area network infrastructure is already Year 2000 Compliant for data and network administration services and will be compliant for voice in the first half of 1999. All Company equipment used to connect to that network is being made compliant. The Company has made available compliant firmware for all standard components of the local-area networks (routers, hubs, etc.) and upgrades and testing will be completed by June 1999. The links between Company sites and the service provider network are provided by national carriers from whom we have received no statement of compliance, so the Company has asked the service provider to test each of these links for compliance. The Company is also working with its information technology providers to obtain Year 2000 Compliant versions of all operating systems and basic software for computing data processing platforms and these should be implemented throughout the Company in the second quarter of 1999. As part of its normal operations, the Company is continuously upgrading its business software systems including its financial accounting, sales order management and human resources systems, and as part of those upgrades is securing year 2000 compliance. For applications which are not otherwise being upgraded, specific year 2000 compliance is being worked on internally. The Company expects to complete most such upgrades between the end of 1998 and mid-1999.

Suppliers: The Company has contacted its significant corporate suppliers of equipment and materials, and is in the process of contacting its significant local suppliers. As at December 31, 1998, 26 out of 73 corporate materials suppliers and 50 out of 77 corporate equipment suppliers have indicated that they are currently Year 2000 Compliant. Substantially all other significant suppliers are on schedule to achieve Year 2000 Compliance in due time before January 1, 2000. The Company has identified a small number of critical suppliers which require further investigation. The Company intends to continue to work closely with all of its suppliers with a view of ensuring full Year 2000 Compliance, or, in the event compliance cannot be achieved and such failure would result in a business interruption for the Company, to allow it to develop and implement the necessary contingency plans.

        The Company has contacted its distributors and key customers to ensure that each such business partner is dealing with the year 2000 issue, and in order to identify and test interfaces for orders, delivery and payment. The Company's existing logistical applications have been made compliant. Each site has contacted its local/national utilities suppliers (electricity, gas, water supply, sewage and telephone network) to ensure they are aware of the year 2000 problem and to establish their year 2000 readiness. The suppliers of major concern are utilities suppliers, primarily electricity suppliers.

Design equipment and software: Remediation and testing have been completed.

EDI: EDI transactions are inherently date sensitive. All EDI partners worldwide have been contacted to invite them to change to compliant standard message formats (ANSI 4010 or EDIFACT 92.1) or to implement windowing and all have confirmed that they will do so. Any partner who is not ready in time will be dropped from EDI and will revert temporarily to manual processing.

Costs

The Company has estimated the total capital costs related to its year 2000 activities to be in the range of approximately $50 million, of which the majority remains to be spent. The Company expects to finance all of the year 2000 costs from available cash resources. These costs do not include costs for potential litigation, write-offs of equipment, external support, and miscellaneous expenses. Substantially all of the year 2000 remediation work is carried out by the Company's current employees. Furthermore, the Company estimates that in total more than 400 man years will be spent on dealing with the internal year 2000 issues, mainly during 1998 and the first half of 1999. While the Company has not hired additional workers to deal with the year 2000 issues, it has had to postpone other work because of the time spent on year 2000 matters. In addition to the above-mentioned costs, the need to shut down tools and equipment for remediation and testing is expected to cause the Company to suffer some loss of manufacturing capacity. The Company believes, however, that due to its current levels of utilization of capacity, the maximum impact on potential billings resulting from any such manufacturing loss will be less than 4%, which amount is less than normal planning and forecasting error.

        The Company does not believe that the incremental costs of addressing year 2000 issues will have a material adverse effect on its consolidated results of operations, liquidity or capital resources. The Company regularly reviews and updates data for costs incurred and forecasted. Business groups within the Company do not specifically account for internal costs (salaries, travel, etc.) in becoming Year 2000 Compliant. As the Company continues to assess the last phases of the Year 2000 Project, estimated costs may change. While the cost of the project and the expected date for completion are based on the best information available to management, such estimates have been made based on a number of variable factors and hypotheses about future events, including the continuing availability of certain resources, modifications of third-party systems and other factors. No assurance can be given that such estimates or costs will not differ significantly from those described above. The factors which could adversely affect management's estimations include the availability and cost of qualified personnel, the availability and/or cost of compliant upgrades from suppliers, the ability to find and correct all programming codes implicated by the year 2000 and similar uncertainties.

Major Risks of Year 2000 Issues

        While the Company believes that its Year 2000 Project will enable it to identify and remedy major issues relating to the year 2000, there can be no assurance that the Company's operations and financial results will not be adversely materially affected by the known and unknown threats posed by the year 2000 issues. Due to its nature and the presence of computer technology in virtually all levels of the commercial chain, year 2000 failures can occur at several stages, either internally or externally. It is therefore practically impossible for the Company to ensure that its operations will be immune to any such failure, wherever it may occur along the line. Were any of the measures taken by the Company to fail to provide the expected safeguards, or were any of the critical suppliers of the Company to encounter major difficulties due to a year 2000 related problem, such occurrences could have a material adverse effect on the Company's results of operations.

        The Company has identified potential failures in the supply of raw materials and in the logistical transportation chain which can cause material interruptions to the Company's normal operations. Suppliers of major concern are the utilities companies, primarily electricity suppliers, who to date have been unwilling to provide assurances that they will be year 2000 ready. Tests conducted to date in century rollover simulations involving such suppliers have resulted in failures. While the Company has started dialogues with such suppliers at the highest levels, a failure in the supply of electricity could shut down one or more of the Company's manufacturing sites. Shifting production in the short time involved is not feasible and such interruptions would cause loss of production as well as significant unrecoverable loss of valuable work-in-process. Failures in the transportation chain, due to such developments as air transportation delays, could have an adverse impact on the Company's purchase and sales flow. Given that the Company purchases raw materials such as silicon wafers, lead frames, mold compound, ceramic packages and chemicals and gases from a number of suppliers on a just-in-time basis, any significant disruption in international/national commercial flows could materially impact the Company's operations.

Contingency Plan

        The Company's Year 2000 Project includes a review and prioritization of the possible problems and a series of possible responses to each of the major risks. Of such risks and contingency plans, the following are the most important ones: (1) in the case of a supplier with serious year 2000 compliance problems, the Company's contingency plan requires it to identify alternative sources of supply. Alternative sources have already been qualified for all corporate materials; (2) in the case of delivery delays, the Company's contingency plan requires it to review stock levels of critical supplies to avoid interruptions in production; (3) in the case of applications which cannot be rolled out to all sites before January 1, 2000, the Company's contingency plan requires it to change business processes to shorten the time horizon or supplement the computer application with human intervention;
(4) in the case of loss of key personnel during the Year 2000 Project, the Company's contingency plan requires it to promote teamwork and cross-training to ensure that adequate backup personnel are available; (5) in the case of incorrect results due to date errors, before or after January 1, 2000, the Company's contingency plans require it to train users to be alert for unexpected results and to develop a support team to deal quickly and effectively with such developments; and (6) in the event previously undetected date processing errors halts production on January 1, 2000, the Company's contingency plan requires key maintenance personnel to be on standby in all of the Company's sites as well as at the critical suppliers. The Company also intends to schedule a light processing load over the New Year in the year 2000.

        As the Company continues to review and complete the last phases of the Year 2000 Project it expects to establish additional contingency measures as appropriate. There can be no guarantee, however, that the Company will be able to successfully prevent major disruptions by means of such contingency measures.

        This disclosure is a Year 2000 Readiness Disclosure within the meaning of the US Year 2000 Information and Readiness Disclosure Act of 1998 to the extent that the disclosure relates to Year 2000 processing of the Company or products or services offered by the Company.

        It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding 1) the projected extent and timing of Year 2000 Compliance for the Company's products, systems, and facilities as well as those of third parties; 2) the estimated costs of Year 2000 Compliance activities, including actions currently contemplated and actions, including contingency plans, decided upon in the future; 3) the estimated impact on the Company's business, results and financial condition of failures by it or third parties to adequately address year 2000 issues; and 4) certain statements preceded by "believes", "expects", "aims", "intends", "estimates", "anticipates", or similar expressions, are forward looking statements. Because such statements involve risks and uncertainties, actual events may differ materially from those currently expected by the Company. Factors that could cause such differences include, but are not limited to 1) additional information the Company may discover concerning the status of Year 2000 Compliance of the products, systems and facilities or those of third parties as part of the Company's Year 2000 Project; 2) failures of others, including public utilities, financial institutions, communications companies, transportation providers, customers, computer manufacturers and software providers, as well as other providers of resources on which the Company relies, to identify, disclose and address year 2000 issues accurately and on a timely basis; 3) the inability of year 2000 consultants, experts and advisers to adequately identify and address year 2000 issues as planned; 4) changes in technologies or methodologies used in identifying and addressing year 2000 issues in products, systems and facilities; 5) the effectiveness and costs of contingency plans the Company may develop as it learns more about the status of its own and others' Year 2000 Compliance and readiness; and 6) factors that could affect the Company's business, results and financial condition generally, including the risk factors specified in the Company's Prospectus dated June 5, 1998.

Compensation

        The aggregate cash compensation payable for 1998 to the members of the Supervisory Board by the Company was approximately $240,000. The amount of cash compensation for 1998 paid to the executive officers of the Company and members of the Management Board as a group by the Company and its subsidiaries was approximately $7.5 million.

        In 1989, the Company established a Corporate Executive Incentive Program (the "EIP") that entitles selected executives and members of the Management Board to a yearly bonus based upon the individual performance of such executives. The maximum bonus awarded under the EIP is based upon a percentage of the executive's or member's salary and is adjusted to reflect the overall performance of the Company. The participants in the EIP must satisfy certain personal objectives that are focused on customer service, profit, cash flow and market share.

        The executive officers and the Management Board were also covered in 1998 under certain group life and medical insurance programs provided by the Company. The aggregate additional amount set aside by the Company in 1998 to provide pension, retirement or similar benefits for executive officers and the Management Board of the Company as a group is estimated to have been approximately $3.3 million. The Stock Option Plans are described in Note 11 to the Consolidated Financial Statements.

Euro Conversion

        On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing national currencies and the euro. The participating countries have agreed to adopt the euro as their common legal currency on that date. Until January 1, 2002, either the euro or a participating country's present currency (a "national currency") will be accepted as legal currency. On January 1, 2002, euro-denominated bills and coins will be issued and national currencies will be withdrawn from circulation. The Company does not expect that introduction and use of the euro will materially affect its foreign exchange activities, or its use of derivatives and other financial instruments, or will result in any material increase in costs to the Company. The Company will continue to assess the impact of the introduction of the euro currency over the transition period as well as the period subsequent to the transition, as applicable.

Consolidated Statement of Income



Year ended December 31,
(in thousands of US dollars except per share amounts)       1996          1997         1998

Net sales                                                4,078,246      3,969,773    4,210,618
Other revenues                                              44,114         49,372       37,134
Net revenues                                             4,122,360      4,019,145    4,247,752
         Cost of sales                                  (2,414,706)    (2,457,386)  (2,622,943)
Gross profit                                             1,707,654      1,561,759    1,624,809
         Selling, general and administrative              (421,012)      (454,311)    (488,072)
         Research and development                         (532,294)      (610,847)    (689,785)
         Other income and expenses                          45,074         23,218       76,458
Operating income                                           799,422        519,819      523,410
         Net interest income (expense)                     (11,169)        (2,646)       8,691
         Gain on disposal of investment                      7,263              0            0
Income before income taxes & minority interests            795,516        517,173      532,101
         Income tax expense                               (171,638)      (113,017)    (120,351)
Income before minority interests                           623,878        404,156      411,750
Minority interests                                           1,666          2,398         (629)
Net income                                                 625,544        406,554      411,121
Earnings per share (Basic)                                    4.50           2.92         2.92
Earnings per share (Diluted)                                  4.49           2.91         2.89


The accompanying notes are an integral part of these financial statements

Consolidated Balance Sheet



As at December 31,
(in thousands of US dollars)                                                1997         1998

Assets
Current assets
         Cash and cash equivalents                                       702,157    1,100,752
         Trade accounts and notes receivable                             644,017      779,489
         Inventories                                                     593,520      644,279
         Other receivables and assets                                    413,914      509,129
Total current assets                                                   2,353,608    3,033,649
Intangible assets, net                                                    26,423       33,571
Property, plant and equipment, net                                     3,046,813    3,333,005
Investments and other non-current assets                                  18,895       33,804
                                                                       3,092,131    3,400,380
Total assets                                                           5,445,739    6,434,029

Liabilities and shareholders' equity
Current liabilities
         Bank overdrafts                                                 365,944      146,040
         Short-term debt and current portion of long-term debt            58,614       45,245
         Trade accounts and notes payable                                592,315      564,457
         Other payables and accrued liabilities                          320,427      327,681
         Accrued and deferred income tax                                 295,207      345,253
Total current liabilities                                              1,632,507    1,428,676
         Long- term debt                                                 356,407      755,864
         Reserves for pension and termination indemnities                 94,938      111,803
         Other non-current liabilities                                    38,636       32,364
                                                                         489,981      900,031
Total liabilities                                                      2,122,488    2,328,707
Minority interests                                                        15,805       22,012
         Capital stock                                                 1,073,990    1,096,743
         Capital surplus                                                 930,945    1,135,526
         Accumulated result                                            1,616,292    2,027,413
         Accumulated other comprehensive income (loss)                  (313,781)    (176,372)
Shareholders' equity                                                   3,307,446    4,083,310
Total liabilities and shareholders' equity                             5,445,739    6,434,029


Other commitments and contingencies: Note 24
The accompanying notes are an integral part of these financial statements

Consolidated Statement of Cash Flows



As at December 31,
(in thousands of US dollars)                                                  1996           1997         1998

Cash flows from operating activities:
         Net income                                                         625,544       406,554      411,121
         Add (deduct) non-cash items:
                  Depreciation and amortization                             535,908       608,123      704,004
                  Gain on disposal of investment                             (7,263)            0            0
                  Other non-cash items                                        7,298        19,015       13,016
                  Minority interest in net income of subsidiaries            (1,666)       (2,398)         629
                  Deferred income tax                                        58,515        (3,157)      34,333
         Changes in assets and liabilities:
                  Trade receivables                                         (71,774)      (74,721)    (115,879)
                  Inventories                                               (80,517)     (149,642)     (18,807)
                  Trade payables                                            (38,019)       73,790       45,982
                  Other assets and liabilities, net                         (47,359)      106,227      (61,852)
Net cash from operating activities                                          980,667       983,791    1,012,547
Cash flows from investing activities:
         Payment for purchases of tangible assets                        (1,125,205)   (1,035,434)    (947,253)
         Proceeds from sale of investment                                     8,420             0            0
         Other investing activities                                          (5,493)      (11,576)     (18,997)
Net cash used in investing activities                                    (1,122,278)   (1,047,010)    (966,250)
Cash flows from financing activities:
         Proceeds from issuance of long-term debt                            84,623       250,759      424,955
         Repayment of long-term debt                                        (54,085)      (80,238)     (72,396)
         Increase (decrease) in short-term facilities                      (106,239)       68,869     (233,261)
         Capital increase                                                    16,671         9,669      233,334
Net cash from (used in) financing activities                                (59,030)      249,059      352,632
         Effect of changes in exchange rates                                 (1,509)      (35,579)        (334)
Net cash increase (decrease)                                               (202,150)      150,261      398,595
Cash and cash equivalents at beginning of the year                          754,046       551,896      702,157
Cash and cash equivalents at end of the year                                551,896       702,157    1,100,752


The accompanying notes are an integral part of these financial statements

Consolidated Statement of Changes in Shareholders' Equity



                                                                                        Accumulated
                                                                                              Other
                                             Capital        Capital     Accumulated    Comprehensive     Shareholders'
(in thousands of US dollars)                   Stock        Surplus          Result     Income (loss)         Equity

Balance as of December 31, 1995            1,066,528        922,065         584,039           89,083       2,661,715
Capital increase                               6,405          8,847                                           15,252
Deferred compensation                                          (582)            155                             (427)
Comprehensive income
Net Income                                                                  625,544                          625,544
Other comprehensive income, net of tax                                                       (42,064)        (42,064)
Comprehensive income                                                                                         583,480
Balance as of December 31, 1996            1,072,933        930,330       1,209,738           47,019       3,260,020
Capital increase                               1,057            615                                            1,672
Comprehensive income
Net Income                                                                  406,554                          406,554
Other comprehensive income, net of tax                                                      (360,800)       (360,800)
Comprehensive income                                                                                          45,754
Balance as of December 31, 1997            1,073,990        930,945       1,616,292         (313,781)      3,307,446
Capital increase                              22,753        204,581                                          227,334
Comprehensive income
Net Income                                                                  411,121                          411,121
Other comprehensive income, net of tax                                                       137,409         137,409
Comprehensive income                                                                                         548,530
Balance as of December 31, 1998            1,096,743      1,135,526       2,027,413         (176,372)      4,083,310


The accompanying notes are an integral part of these financial statements

Notes to Consolidated Financial Statements
(Currency--Thousands of U.S. dollars)

One -- The Company

STMicroelectronics N.V. (formerly known as SGS-THOMSON Microelectronics N.V.) (the "Company") was formed in 1987 by the combination of the semiconductor business of SGS Microelettronica (then owned by Societa Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by Thomson-CSF, a French corporation) whereby each company contributed their respective semiconductor businesses in exchange for a 50% interest in the Company.

The Company is registered in The Netherlands with its statutory domicile in Amsterdam.

As of December 31, 1998, the Company was 56.05% (December 31, 1997: 68.90%) owned by STMicroelectronics II B.V., and 43.95% by the public (December 31, 1997: 31.10%)

At December 31, 1997 and at December 31, 1998, STMicroelectronics II B.V. was 100% owned by STMicroelectronics Holding N.V.

At December 31, 1997, and at December 31, 1998 STMicroelectronics Holding N.V. was owned as follows:

        o 50% by FT1CI, a French holding company, whose shareholders are CEA-Industrie (51%) and France Telecom (49%)

        o 50% by M.E.I.--Microelettronica Italiana s.r.l. ("M.E.I."), an Italian holding company, whose Shareholders are Comitato per l'intervento nella SIR ed in settori ad alta tecnologia ("Comitato SIR") (49.9%) and Istituto per la Ricostruzione Industriale S.p.a. ("I.R.I.") (50.1%).

Two -- Summary of accounting policies

2.1  Principles of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

The Company's consolidated financial statements include the assets, liabilities and results of operations of its majority-owned subsidiaries. The ownership of the other interest holders is reflected as minority interests. All intercompany accounts and transactions have been eliminated in consolidation.

The initial combination of the SGS Microelettronica and Thomson Semiconducteurs civilian semiconductor businesses was accounted for as the creation of a joint venture. Accordingly, the assets and liabilities of the combined entities were recorded in the books of the joint venture at their carrying amounts at the date of combination.

2.2  Use of estimates

The preparation of the Company's financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes to the financial statements.

Actual results could differ from those estimates and may affect amounts reported in future periods. Management believes that the estimates are reasonable.

2.3  Income recognition

Sales: Revenues on sales of semiconductor products are recognized upon shipment of the products. A portion of the Company's sales are made to distributors who participate in certain programs common in the semiconductor industry whereby the distributors are allowed to return merchandise under certain circumstances and may receive future price reductions. Provision is made at the time of sale for estimated product returns and price protection which may occur under programs the Company has with these customers.

Subsidies: Government subsidies are recognized as the related costs are incurred, commencing when the subsidies' contract is signed with the relevant government department or agency. Government subsidies for research and development are included in "other income and expenses." Government subsidies for industrialization costs (certain costs incurred to bring prototype products to the production stage) are offset against related expenses in "cost of sales." Government subsidies for capital expenditures are deducted from the cost of the related fixed assets.

2.4  Foreign currency

The United States dollar is the reporting currency for the Company because the dollar is the currency of reference in terms of market pricing in the world-wide semiconductor industry. Furthermore, there is no currency in which the majority of transactions are denominated, and revenues from external sales in US dollars exceed revenues in any other currency.

The functional currency used by each subsidiary throughout the group is generally the local currency. For consolidation purposes, assets and liabilities of these subsidiaries are translated at current rates of exchange at the balance sheet date. Income and expense items are translated at the average exchange rate for the period. The effects of translating the financial position and results of operations of local functional currency are included in "other comprehensive income."

Assets, liabilities, revenue, expenses, gains or losses arising from foreign currency transactions are recorded in the functional currency of the recording entity at the exchange rate in effect at the date of the transaction. At each balance sheet date, recorded balances denominated in a currency other than the recording entity's functional currency are translated at the exchange rate prevailing at that date. The related exchange gains and losses are recorded in the income statement.

The Company covers certain portions of its foreign currency exposure primarily through the use of forward contracts and option contracts. Generally, gains and losses associated with currency rate changes on forward contracts are recorded currently in "other income and expenses," while the interest element is recognized over the life of each contract and is included in operations. The Company utilizes foreign exchange forward contracts and foreign currency options to protect the Company from the effect of currency fluctuations on its probable anticipated transactions.

2.5 Intangible assets

Intangible assets include the cost of technologies and licenses purchased from third parties, amortized over a period ranging from five to eighteen years, and goodwill acquired in business combinations amortized over its estimated useful life, generally five to fifteen years.

        The carrying value of long-lived assets, including intangibles, is evaluated whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable. In performing such review for recoverability, the Company compares the expected future cash flow to the carrying value of long-lived assets and identifiable intangibles. If the anticipated undiscounted future cash flows are less than the carrying amount of such assets, the Company recognizes an impairment loss for the difference between the carrying amount of the assets and their estimated fair value.

2.6 Property, plant and equipment

Property, plant and equipment are stated at cost, net of government subsidies. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed using the straight-line method over the following estimated useful lives:

Buildings                                                     33 years
Leasehold improvements                                        10 years
Machinery and equipment                                        6 years
Computer and R&D equipment                                   3-6 years
Other                                                        2-5 years

Assets subject to leasing agreements and classified as capital leases are included in property, plant and equipment and depreciated over the shorter of the estimated useful life or the lease term.

2.7 Investments

The equity accounting method is used when the Company has both a 20% to 50% equity interest and the ability to exercise significant influence over the investee. Marketable debt and equity securities and other equity investments are classified as "available for sale" securities and stated at fair value.

2.8 Inventories

Inventories are stated at the lower of cost or market. Cost is computed on a currently adjusted standard basis which approximates actual cost on a current average basis.

2.9 Research and development

Research and development costs are charged to expense as incurred. Research and development costs include costs incurred by the Company as well as the Company's share of costs incurred by two French research and development interest groups. For some of its research and development programs, the Company receives grants from Governmental agencies; these grants are recognized in the income statement in "other income and expenses".

2.10 Start-up costs

Start-up costs incurred to expand the Company's manufacturing facilities are included in "other income and expenses" in the accompanying consolidated statement of income.

2.11 Pension and termination indemnities

The Company sponsors various retirement plans for its employees; such plans include both defined benefit and defined contribution plans. Upon retirement, the Company's employees receive such benefits as are provided by pension plan arrangements; these plans conform with local regulations and practices of the countries in which the Company operates.

2.12 Income taxes

The provision for current taxes represents the income taxes expected to be payable for the current year. Deferred tax assets and liabilities are recorded for all temporary differences arising between the tax and book basis of assets and liabilities and for the benefits of tax credits and loss carryforwards. Those deferred tax assets and liabilities are measured using the enacted tax rates at which they are expected to be realized or paid. A valuation allowance is provided where necessary to reduce deferred tax assets to the amount expected to be "more likely than not" realized in the future. Tax rate changes are reflected in income in the period such changes are enacted.

2.13 Advertising costs

Advertising costs are expensed as incurred. Advertising expenses for 1996, 1997 and 1998 were $12,686, $14,523 and $16,012 respectively.

2.14 Earnings per share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by dividing net income (less interest expense, net of tax effects, related to convertible debt) by the weighted average number of common shares and common share equivalents outstanding during the period. The weighted average shares used to compute diluted earnings per share include the incremental shares of Common Stock relating to outstanding options and convertible debt to the extent such incremental shares are dilutive.

2.15 Comprehensive income

In 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", (FAS 130). FAS 130 established standards for reporting comprehensive income and its components and accumulated balances. Comprehensive income is defined as the change in equity of a business during a period from transactions and circumstances related to non-owner sources, and includes all changes in equity except those resulting from investment by owners and distributions to owners. In the Company's case, "other comprehensive income" consists of foreign currency translation adjustments.

2.16 Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

2.17 Recently issued accounting standards

In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" effective for financial statements beginning after December 15, 1998. This statement provides guidance on accounting for the costs of computer software developed or obtained for internal use. The Company will adopt the standards required by this statement in 1999.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", (FAS 133) effective for fiscal years beginning after June 15, 1999. This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the balance sheet, and the measurement of those instruments at fair value. The Company will adopt the standards required by this statement in the first quarter of fiscal year 2000.

Management has not fully evaluated the impact, if any, that these new standards may have on future financial statement disclosure.

Three -- Consolidated entities

The consolidated financial statements include the accounts of STMicroelectronics N.V. and the following entities as of December 31, 1998:

                                                                                                         Percentage
                                                                                          Common          Ownership
                                                                                           Stock         (Direct or
Legal Seat                            Name                                           (Thousands)          Indirect)

United Kingdom          London        STMicroelectronics LTD                           1,000 GBP                100
                        London        Thomson Components LTD                           1,150 GBP                100
                        Bristol       STMicroelectronics E.E.I.G.                          0 GBP                100
Sweden                  Stockholm     STMicroelectronics A.B.                         16,000 SEK                100
Germany                 Munich        STMicroelectronics GmbH                         12,901 DEM                100
Switzerland             Geneva        STMicroelectronics S.A.                            500 CHF                100
Malta                   Malta         STMicroelectronics LTD                          21,590 MTP                100
Spain                   Madrid        STMicroelectronics S.A.                         55,000 ESP                100
France                  Paris         STMicroelectronics S.A.                      3,463,319 FRF                100
                        Paris         STMicroelectronics S.A.S.                          250 FRF                100
Italy                   Milano        STMicroelectronics S.R.L.                  852,000,000 ITL                100
                        Catania       CORIMME                                      3,000,000 ITL                100
Singapore               Singapore     STMicroelectronics PTE LTD                     179,997 SGD                100
                        Singapore     STMicroelectronics ASIA PACIFIC PTE LTD         13,982 SGD                100
Malaysia                Muar          STMicroelectronics SDN BHD                     196,805 MYR                100
                        Muar          STMicroelectronics (Malaysia) SDN BHD            0.002 MYR                100
Japan                   Tokyo         STMicroelectronics KK                           68,000 JPY                100
Hong Kong               Hong Kong     STMicroelectronics LTD                             780 HKD                100
Australia               Sydney        STMicroelectronics PTY LTD                         185 AUD                100
United States           Dallas        STMicroelectronics Inc.                         22,000 USD                100
                        Rancho
                            Bernardo  STMicroelectronics (RB), Inc.                        1 USD                100
                        Dallas        STMicroelectronics Leasing Co Inc.                   1 USD                100
                        La Jolla      Metaflow Technologies Inc.                          87 USD                 85
Brazil                  Sao Paulo     STMicroelectronics Ltda                               0 R$                100
Morocco                 Casablanca    STMicroelectronics S.A.                         66,000 MAD                100
                        Casablanca    Electronic Holding S.A.                          3,110 MAD                100
China                   Shenzhen      Shenzhen STS Microelectronics Co LTD            65,000 USD                 60
                        Shenzhen      STMicroelectronics (Shenzhen) Co LTD               250 USD                100
India                   New Delhi     STMicroelectronics PTE LTD                      62,000 INR                100
Finland                 Helsinki      STMicroelectronics OY                            2,000 FIM                100

Four -- Cash and cash equivalents

Cash and cash equivalents consist of the following:

December 31,                              1997                 1998
Cash                                   653,898            1,078,098
Marketable securities
   (with maturity under 3 months)       48,259               22,654
Total                                  702,157            1,100,752

Marketable securities (all of which mature within three months) consist mainly of short term cash investments. There was no significant difference between the book value of traded marketable securities and their fair market value as of December 31, 1997 and 1998.

Five -- Trade accounts and notes receivable

Trade accounts and notes receivable consist of the following:

December 31,                                    1997                 1998
Trade accounts and notes receivable          659,245              789,983
Less valuation allowance                     (15,228)             (10,494)
Total                                        644,017              779,489

During 1996, 1997 and 1998 no customer individually represented over ten percent of consolidated net revenues.

Six -- Inventories

Inventories consist of the following:

December 31,                                    1997                 1998
Raw materials                                114,712              107,546
Work-in-process                              341,537              392,666
Finished products                            137,271              144,067
Total                                        593,520              644,279

Seven -- Other receivables and assets

December 31,                                    1997                 1998
Receivables from government
   agencies*                                 154,916              261,194
Taxes and other government
   receivables                                60,474               64,573
Down payment to suppliers                        814                6,274
Loans to employees                             3,197                3,580
Prepaid expenses                              14,062               18,222
Sundry debtors                                55,475               23,989
Deferred tax                                  96,139               92,795
Other                                         28,837               38,502
Total                                        413,914              509,129

*Related to research and development contracts, industrialization contracts and capital expenditures.

Eight -- Intangible assets

Intangible assets consist of the following:

December 31,                                    1997                 1998
Technologies and licenses, gross              72,189               86,368
Less accumulated amortization                (45,766)             (52,797)
Total                                         26,423               33,571

Nine -- Property, plant and equipment

Property, plant and equipment consist of the following:

December 31, 1997          Gross          Depreciation                  Net
Land and buildings       490,707              (102,409)             388,298
Machinery and
   equipment           4,391,066            (2,138,115)           2,252,951
Other tangible
   fixed assets          307,844              (209,088)              98,756
Construction in
   progress              306,808                    --              306,808
Total                  5,496,425            (2,449,612)           3,046,813

December 31, 1998          Gross          Depreciation                  Net
Land and buildings       506,140              (118,415)             387,725
Machinery and
   equipment           5,357,281            (2,866,957)           2,490,324
Other tangible
   fixed assets          360,123              (253,956)             106,167
Construction in
   progress              348,789                    --              348,789
Total                  6,572,333            (3,239,328)           3,333,005

Included in the above categories are assets recorded under capitalized leases with original costs totaling $7,805 in 1997 and $8,355 in 1998.

Ten -- Investments and other non-current assets

Investments and other non-current assets consist of the following:

December 31,                                    1997                 1998
Investments carried at fair value             10,334               11,403
Long-term deposits and receivables             8,561               13,053
Discount on LYONs                                  0                9,348
Total                                         18,895               33,804

Long-term deposits and receivables consist primarily of indemnities receivable from third parties on the sale of businesses, which bear interest or are discounted to reflect their present value.

Eleven -- Shareholders' equity

Public offerings of shares: In December 1994, the Company increased its capital stock through an initial public offering of 9,606,240 new shares of capital stock, which resulted in an increase in capital stock and capital surplus of $75,049 and $123,772, respectively. In connection with a secondary offering of capital stock in October 1995, the Company issued 8,960,000 new shares of capital stock, which resulted in an increase in capital stock and capital surplus of $79,356 and $292,075, respectively. In connection with a secondary offering of capital stock in June 1998, the Company issued 3,000,000 new shares of capital stock, which resulted in an increase in capital stock and capital surplus of $20,378 and $188,320, respectively.

Outstanding shares: The authorized share capital of the Company is NLG 2,750,000,000, consisting of 200,000,000 shares, each with a nominal value of NLG 13.75. As of December 31, 1996, 1997 and 1998, the number of shares of capital stock outstanding at a par value of NLG 13.75 were 138,985,580 shares, 139,132,397 shares and 142,478,106 shares, respectively.

Stock option plans: In 1989, the Shareholders voted to adopt the 1989 Stock Option Plan (the "1989 Plan") and approved the issuance of 1,634,400 options to 136 employees to purchase capital stock. Under the 1989 Plan, the options vested over four years and are exercisable for ten years at an exercise price of NLG 17.50.

        In 1995, the Shareholders voted to adopt the 1995 Stock Option Plan (the "1995 Plan") whereby options for up to 5,500,000 shares may be granted in installments over a five year period. Under the 1995 Plan, the options may be granted to purchase shares of capital stock at a price not lower than the market price of the shares on the date of grant, and generally vest over four years and are exercisable over a period of eight years. In March 1996, the Company granted 1,200,000 options to employees at an exercise price of $36.25 per share. In September 1997, the Company granted 645,500 options to employees at an exercise price of $85.375 per share. In July 1998, the Company granted 650,000 options to employees at an exercise price of $72.1875 per share.

        In 1996, the Shareholders voted to adopt the Supervisory Board Option Plan whereby members of the Supervisory Board may receive, during the three year period 1996-1998, 3,000 options for 1996 and 1,500 options for both 1997 and 1998, to purchase shares of capital stock at the closing market price of the shares on the date of the grant. In the same three-year period, professionals of the Supervisory Board may receive 1,500 options for 1996 and 750 options for both 1997 and 1998. Under the Plan, the options vest over one year and are exercisable for a period expiring eight years from the date of grant. In October 1996, options to purchase 33,000 shares were granted at an exercise price of $54.00 per share. In September 1997, options to purchase 15,000 shares were granted at an exercise price of $85.375 per share. In July 1998, options to purchase 15,000 shares were granted at an exercise price of $72.1875 per share.

        A summary of stock option transactions for the plans follows:


                                      Number of             Price Per Share
                                         Shares          Range          Average
December 31, 1995                       810,200      17.5-25 NLG        0.0 NLG
Options granted
   1995 Plan                          1,200,000           $36.25         $36.25
   Supervisory Board Plan                33,000           $54.00         $54.00
Options cancelled                       (16,500)          $36.25         $36.25
Options exercised                      (531,790)     17.5-25 NLG       20.1 NLG

December 31, 1996                     1,494,910      17.5-25 NLG       20.1 NLG
                                                   $36.25-$54.00         $36.73
Options granted
   1995 Plan                            645,500           $85.38         $85.38
   Supervisory Board Plan                15,000           $85.38         $85.38
Options cancelled                       (18,000)  $36.25-$85.375         $44.98
Options exercised                      (137,380)    $8.67-$36.25         $10.36

December 31, 1997                     2,000,030      17.5-25 NLG       20.8 NLG
                                                  $36.25-$85.375         $53.19
Options granted
   1995 Plan                            650,000           $72.19         $72.19
   Supervisory Board Plan                15,000           $72.19         $72.19
Options cancelled                        (9,565)  $36.25-$85.375         $47.98
Options exercised                       (57,410)    $8.67-$54.00         $12.82

December 31, 1998                     2,598,055      17.5-25 NLG       23.5 NLG
                                                  $36.25-$85.375         $58.83

Employee offering plan: In December 1995, the Company offered to certain of its employees world-wide the right to acquire up to 1,000 shares of capital stock per employee, at a price of $33.725 per share, representing a discount of five percent from the market price. A total of 243,710 shares were sold to participating employees world-wide as a result of the offering. Participating employees who purchased shares in the offering and who held such shares for at least one year were entitled to purchase, for a price of 13.75 NLG, one share for each ten shares purchased in the offering.

        In June 1998, the Company offered to certain of its employees world-wide the right to acquire up to 400 shares of capital stock per employee, at a price of $63.525 (377.15 French francs, 110,800 Italian lira) per share, representing a discount of twelve percent from the market price. A total of 288,299 shares were issued to participating employees world-wide as a result of the offering.

Fair value of stock-based compensation: The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations, in accounting for stock-based awards to employees. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards.

        Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" (FAS 123) as if the Company had accounted for its stock-based awards to employees under the fair value method prescribed by FAS
123. The fair value of the Company's stock based awards to employees was estimated using a Black-Scholes option pricing model. The fair value was estimated assuming no expected dividends and the following weighted-average assumptions:

                                       1996             1997            1998
Expected life (years)                     5               5               5
Expected stock price
   volatility                            55%            40%             38%
Risk-free interest rate                   5%             6%              5%

For pro forma purposes, the estimated fair value of the Company's stock-based awards to employees is amortized over the options' vesting period. The Company's pro forma information is as follows:

Year ended December 31,                 1996          1997            1998
Net income
   As reported                       625,544       406,554         411,121
   Pro forma                         621,449       399,509         393,949
Earnings per share
   As reported                          4.50          2.92            2.92
   Pro forma                            4.48          2.87            2.80

These pro forma amounts include amortized fair values attributable to options granted after December 31, 1995 only, and are therefore not representative of future pro forma amounts.

Retained earnings: At December 31, 1998, the amount of retained earnings available to pay dividends under Dutch law was approximately $2,987,000 (1997:
2,233,000). Retained earnings for purposes of this calculation are based upon generally accepted accounting principles in The Netherlands. The Company's subsidiaries are subject to the laws of the countries in which they are domiciled. These laws may restrict the ability of the subsidiaries to transfer funds to the Company. Such restrictions are not considered to be significant as of December 31, 1998.

Twelve -- Earnings per share

For the years ended December 31, 1996, 1997 and 1998 earnings per share (EPS) was calculated as follows:

Year ended December 31,        1996          1997          1998
Basic EPS
Net income                  625,544       406,554       411,121
Weighted average
   shares outstanding   138,695,540   139,092,900   140,852,008
EPS                            4.50          2.92          2.92
Diluted EPS
Net income                  625,544       406,554       411,121
LYONs interest,
   net of tax                     0             0         4,566
Net income adjusted         625,544       406,554       415,687
Weighted average
   shares outstanding   138,695,540   139,092,900   140,852,008
Dilutive effect of
   stock options            505,586       757,696       632,563
Dilutive effect
   of LYONs                       0             0     2,570,959
Number of shares used
   in calculating EPS   139,201,126   139,850,596   144,055,530
EPS                            4.49          2.91          2.89

Thirteen -- Retirement plans

The Company and its subsidiaries have a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements. The Company also has a defined benefit termination plan in Italy whereby an indemnity is paid to personnel upon termination of employment.

December 31,                                    1997                 1998
Change in benefit obligation:
Benefit obligation at beginning of year      167,515              169,455
Service cost                                  17,501               17,045
Interest cost                                  8,155                7,551
Benefits paid                                 (8,594)              (8,293)
Actuarial losses                                 190                4,034
Foreign currency
   translation adjustments                   (14,561)               7,258
Other                                           (751)              (1,935)
Benefit obligation at end of year            169,455              195,115

Change in plan assets:
Plan assets at fair value at beginning
   of year                                    66,908               77,455
Actual return on plan assets                   8,017                8,228
Employer contributions                         5,575                5,223
Benefits paid                                 (8,594)              (8,293)
Foreign currency translation adjustments      (1,868)               1,062
Other                                          7,417                 (437)
Plan assets at fair value at end of year      77,455               83,238

Funded status                                (92,000)            (111,877)
Unrecognized prior service cost                7,381                7,848
Unrecognized transition obligation            (3,649)              (3,281)
Unrecognized net actuarial gain                2,517                  820
Accrued benefit cost                         (85,751)            (106,490)

Net amount recognized in the balance
sheet consists of the following:
Prepaid benefit cost                           9,187                5,313
Accrued benefit liability                    (94,938)            (111,803)
Net amount recognized                        (85,751)            (106,490)

Each year, the liability for the Italian indemnity plan is adjusted to reflect current year compensation as well as a revaluation of prior years' accruals based on an index. The plan is unfunded, and all participants are fully vested.

The components of the net periodic benefit cost includes the following:

December 31,                    1996               1997                 1998
Service cost                  19,922             17,501               17,045
Interest cost                  6,879              8,155                7,551
Expected return on
   plan assets                (4,147)            (4,478)              (6,147)
Amortization of
   unrecognized
   transition obligation      (1,612)              (282)                (366)
Recognized gains
   and losses                     17                 56                   56
Recognition of prior
   service cost                  490                553                  762
Net periodic benefit cost     21,549             21,505               18,901

The weighted average assumptions used in the determination of the net pension cost for the pension plans were as follows:

Assumptions                     1996               1997                 1998
Discount rate                   5.56%              5.98%                5.97%
Salary increase rate            4.21%              4.21%                4.18%
Expected rate of return
   on funds                     8.33%              8.53%                8.43%

Fourteen -- Long-term debt

Long-term debt consists of the following:

December 31,                                          1997                 1998
Unsecured                                          369,915              801,109
Secured (mainly mortgages on
   land, buildings and liens on equipment)          45,106                    0
Total                                              415,021              801,109

Repayment schedule
December 31,                                                               1998
1999                                                                     45,245
2000                                                                    109,936
2001                                                                    102,460
2002                                                                     77,741
2003                                                                      9,200
Thereafter                                                              456,527
Total                                                                   801,109

Interest rates
December 31,                                              1997            1998
Non interest bearing                                     4,092           3,308
From 1 to 3%                                            63,719         485,290
From 3 to 6%                                           275,163         287,339
From 6 to 10%                                           68,721          21,521
From 10 to 17%                                           3,326           3,651
Total                                                  415,021         801,109

Currencies
December 31,                                              1997            1998
U.S. dollar                                             20,000         455,885
Italian lira                                           242,754         231,752
French franc                                            94,403          98,628
Other                                                   57,864          14,844
Total                                                  415,021         801,109

Long-term debt includes:

                                                          1997            1998
STMicroelectronics SA (France)
- 4.97% Bank Loan due 2002                              33,361          35,712
- 4.95% Bank Loan due 2002                              33,361          35,712
- 4.36% Other Bank Loans                                27,681          27,204
STMicroelectronics LTD (Malta)
- 6.19% Bank Loan due 1998                              20,033               0
- 3.00% Other Bank Loans                                25,075           1,322
STMicroelectronics s.r.l. (Italy)
- 5.68% Bank Loan due 2002                              56,844          60,492
- 2.15% Government Loan
   due 2000                                             53,219          40,276
- 5.50% Other Bank Loans                               132,691         130,984
STMicroelectronics N.V.
- 1.75% Liquid Yield Option Notes (LYONs)                    0         435,885
STMicroelectronics (other countries)
- 6.99% Other Bank Loans                                32,756          33,522
Total long-term debt                                   415,021         801,109
Total long-term debt, current portion                   58,614          45,245
Total long-term debt, less current portion             356,407         755,864

In June 1998, the Company issued $513,852 face value of zero-coupon subordinated convertible notes, due 2008, for net proceeds of $421,837. The notes are convertible at any time by the holders at the rate of 8.952 shares of the Company's common stock for each one thousand dollar face value of the notes. The notes may be redeemed by the holders on June 10, 2003 or by the Company on or after that date at the book value, payable in cash. The notes are subordinated to all the other existing and future indebtedness of the Company.

Fifteen -- Other payables and accrued liabilities

December 31,                                         1997                 1998
Taxes other than income taxes                      38,910               29,825
Salaries and wages                                 85,809               78,493
Social charges                                     52,893               74,064
Advances received on fundings                      10,124               14,050
Commercial rebates                                 31,585               37,577
Royalties payable                                  20,769               12,778
Other                                              80,337               80,894
Total                                             320,427              327,681


Sixteen -- Other revenues

Other revenues consist of the following:

December 31,                               1996           1997           1998
Royalties and
   indemnities received                     582            956              0
Licensing revenues                       16,693         27,598          1,765
Miscellaneous sales                      18,675         17,250         27,833
Other                                    8,164           3,568          7,536
Total                                    44,114         49,372         37,134


Seventeen -- Personnel

Labor costs consist of the following:

December 31,                               1996           1997           1998
Salaries and wages                      745,329        753,275        825,961
Social security contribution            210,611        214,023        219,942
Other                                    53,838         57,929         60,871
Total                                 1,009,778      1,025,227      1,106,774


Labor costs are allocated to cost of sales, selling, general and administrative expenses and research and development costs. At December 31, 1998 the Company employed 29,182 persons (1997: 28,728).

Eighteen -- Other income and expenses

Other income and expenses consist of the following:

December 31,                            1996           1997           1998
Research and development funding*     63,792         55,269         63,531
Patents income (expense), net         (2,639)          (660)        (2,396)
Exchange gain (loss), net             11,822         15,158         19,019
Start-up costs                       (38,987)       (47,867)       (12,609)
Other                                 11,086          1,318          8,913
Total                                 45,074         23,218         76,458

*Does not include certain other funding received for industrialization costs (which include certain costs incurred to bring prototype products to the production stage). Such funding and costs are netted in cost of sales in the income statement ($4,613 for 1996, $6,192 for 1997 and $3,081 for 1998).


Nineteen -- Net interest income (expense)

Net interest income (expense) consist of the following:

December 31,                             1996           1997           1998
Income                                 34,139         39,009         54,294
Expenses                              (45,308)       (41,655)       (45,603)
Total                                 (11,169)        (2,646)         8,691

Cash paid for interest was $40,064 for 1996, $43,305 for 1997 and $48,569 for 1998.


Twenty -- Income tax

Income before income tax expense is comprised of the following components:

December 31, 1996 1997 1998
Income from domestic operations        31,284         (8,437)       (18,730)
Income from foreign operations        765,898        528,008        550,202
Income before income tax expense      797,182        519,571        531,472


STMicroelectronics N.V. and its subsidiaries are individually liable for income tax. Tax losses can only offset profits generated by the taxable entity incurring such loss.


December 31,                              1996           1997           1998
Domestic--current                       (4,857)        (8,377)        (3,886)
Foreign--current                      (108,266)      (107,797)       (82,132)
Current taxes                         (113,123)      (116,174)       (86,018)
Deferred taxes                         (58,515)         3,157        (34,333)
Income tax expense                    (171,638)      (113,017)      (120,351)

The principal items accounting for the differences in income taxes computed at The Netherlands statutory rate (35%) and the effective income tax rate comprise the following:

Income tax expense computed
   at statutory rate                  (279,013)      (181,850)      (186,015)
Benefit (deductions) for financial
   reporting for which no current tax
   benefit is available                 14,894         (1,217)         7,644
Variation in valuation allowance        23,935           (294)           397
Other tax and credits                    7,855           (627)         2,995
Effect of tax rate differences          60,691         70,971         54,628
Income tax expense                    (171,638)      (113,017)      (120,351)

Permanent differences reflect mainly the effects of the capital allowances programs existing in certain Southeast Asian and Mediterranean countries, of the special post-pioneer regimes existing in Asia Pacific regions and of non-deductible items.

Deferred tax assets and liabilities consist of the following:

                                                         1997           1998
Tax loss carryforwards and capital allowances          71,967         41,375
Other assets                                          142,362        142,212
Total assets, gross                                   214,329        183,587
Valuation allowance                                    (4,450)        (4,053)
Deferred tax assets, net                              209,879        179,534
Fixed assets depreciation                             213,399        240,116
Other liabilities                                      50,857         34,472
Deferred tax liabilities                              264,256        274,588


As a result of offsetting deferred tax assets against deferred tax liabilities in each tax jurisdiction, the Company recorded a net deferred tax asset of $96,139 in 1997 and $92,795 in 1998, and a net deferred tax liability of $150,516 in 1997 and $187,849 in 1998. The Company increased its valuation allowance by $294 and decreased it by $397 in 1997 and 1998, respectively.

As of December 31, 1998, the Company and its subsidiaries had net operating loss carryforwards and capital allowances expiring in the following years:

Year
1999                                                                 23,927
2000                                                                 11,297
2001                                                                 11,984
2002                                                                  7,424
2003 and thereafter                                                 146,982
Total                                                               201,614

The Company paid $109,277 cash for income taxes in 1996, $37,207 cash for income taxes in 1997 and $75,886 cash for income taxes in 1998.

Twenty-One -- Credit facilities

As of December 31, 1998, the aggregate amount of the Company's long-term credit facilities was $801,109 (note 14) under which $801,109 of indebtedness was outstanding, and additionally the aggregate amount of the Company's short-term facilities was approximately $971,000 under which $146,000 indebtedness was outstanding.

Twenty-Two -- Lease commitments

The Company leases land, building, plant and equipment under non-cancellable lease agreements. As of December 31, 1998 the future minimum lease payments to which the Company was committed under operating leases were as follows:

Year
1999                                                                 14,971
2000                                                                 11,484
2001                                                                  9,414
2002                                                                  7,893
2003                                                                  7,269
Thereafter                                                           23,985
Total                                                                75,016

Twenty-Three -- Financial instruments and risk management

Financial instruments and derivatives are used exclusively for purposes other than trading.

Forward exchange contracts and currency options: The Company enters into forward contracts and foreign currency options to protect against potentially adverse changes in foreign currency exchange rates and to cover a portion of both its probable anticipated, but not firmly committed, transactions and transactions with firm foreign currency commitments. These transactions include international sales by various subsidiaries in foreign currencies, foreign currency denominated purchases, intercompany sales and other intercompany transactions. Such contracts outstanding as of December 31, 1998 have remaining terms of one to 25 months, maturing mainly during first quarter 1999, and amount to $342,470 forward sale of US$, $20,142 forward purchase of US$, $200,424 forward sale of other foreign currencies, and $71,833 forward purchase of other foreign currencies. There were no foreign currency options outstanding as of December 31, 1997 or 1998. The principal currencies covered are the German mark, the British pound, the Japanese yen, the French franc, the Swiss franc and the Italian lira.

        The risk of loss associated with purchased options is limited to premium amounts paid for the option contracts. The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled.

        Realized and unrealized gains and losses on forward contracts are included in "other income and expenses". The discount or premium on forward contracts have been amortized over the life of the forward contract and included in net interest expenses.

Concentration of credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, financial instruments with off-balance sheet risks (primarily forward contracts), and trade receivables. The Company places its cash and cash equivalents with high credit quality financial institutions. The Company controls the credit risks associated with financial instruments through credit approvals, investment limits and centralized monitoring procedures but does not normally require collateral or other security from the parties to the financial instruments with off-balance sheet risk. In the event of a failure to honor one of the forward contracts by one of the banks with which the Company has contracted, management believes any loss would be limited to the exchange rate differential from the time the contract was made.

        Concentrations of credit risk with respect to trade receivables are limited because the Company conducts its operations with customers located throughout the world. Management believes that receivables are well diversified, thereby reducing potential credit risk to the Company.

        The Company does not anticipate non-performance by counterparties which could have a significant impact on its financial position or results of operations.

                 Interest rate and foreign currency agreements:

December 31,                                            1997           1998
Forward exchange contracts:
--sales                                               213,468        542,894
--purchases                                           (91,751)       (91,975)

Fair value of financial instruments: The estimates of fair value were obtained using prevailing financial market information resulting from various valuation techniques as of December 31, 1998. The estimated fair values may not be representative of actual values of the financial instruments that could have been realized as of year end or that will be realized in the future. The methodologies used to estimate fair value are as follow:

Cash and cash equivalents, accounts and notes receivable, bank overdrafts, short-term borrowings, accounts and notes payables: The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value because of the relatively short period of time between the origination of the instruments and their expected realization.

Long-term debt and current portion of long-term debt:
The fair values of these financial instruments were determined based on quoted market prices, and by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company's incremental borrowing rates for similar types of borrowing arrangements.

Forward exchange contracts: The fair value of these instruments is the estimated amount that the Company would receive or pay to settle the related agreements as of December 31, 1997 and 1998 based upon quoted market prices for the same or similar instruments and the creditworthiness of the counterparties.

                                                               1997                       1998
                                             Carrying     Estimated     Carrying     Estimated
                                             Amount       Fair Value    Amount       Fair Value
Balance sheet
--  Marketable securities (included in
    cash equivalents)                          48,259       48,259        22,654       22,654
--  Bank loans (including current
    portion)                                  415,021      405,445       365,224      355,514
--  Liquid Yield Option Notes (LYONs)            --           --         435,885      447,051
Off-balance sheet
--  Forward exchange contracts                (13,833)    (121,717)       (7,900)    (455,098)


Twenty-Four -- Other commitments and contingencies
The Company is involved in various lawsuits, claims, investigations and proceedings incidental to the normal conduct of its operations. These matters mainly include the risks associated with external patents utilization, various investigations, claims from customers and tax disputes. Management believes that these contingencies will not have a material effect on the business, financial condition or results of operations of the Company. However, the Company believes that provisions carried as at December 31, 1998 are adequate.


Twenty-Five -- Related party transactions

Transactions with significant shareholders and their affiliates were as follows:

December 31,                               1996           1997           1998
Sales                                   232,057        148,172          5,608
Research and development expenses       (13,262)       (12,794)       (16,215)
Other purchases and expenses            (48,155)       (29,757)       (12,406)
Accounts receivable                      31,580         17,244          1,872
Accounts payable                         10,519          9,745         10,509

As at December 31, 1996 and 1997, the transactions with the shareholders included transactions with Thomson SA and Thomson CSF, who were shareholders during those years.


Twenty-Six -- Segment information

In June 1997, the United States Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information" (FAS 131), which the Company adopted effective December 31, 1998. FAS 131 requires that enterprises report certain information about operating segments. It also requires that enterprises report certain information about their products and services, the geographic areas in which they operate, and their major customers.

        The Company concluded that it has two principal businesses and operates in two segments: the Semiconductor segment and the Subsystems segment.

        In the Semiconductor segment, the Company designs, develops, manufactures and markets a broad range of products, including discrete, memories and standard commodity components, ASICSs (full custom devices and semicustom devices) and ASSPs for analog, digital, and mixed-signal applications.

        In the Subsystems segment, the Company designs, develops, manufactures and markets subsystems and modules for the Telecom, Automotive and Industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. The Subsystems segment does not meet the requirements for a reportable segment as defined in FAS 131.

        The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

        The following is a summary of operations by entities located within the indicated geographic areas for 1996, 1997 and 1998. Long-lived assets consist of net property and equipment and other intangible assets.

Net revenues

December 31,                               1996           1997           1998
France                                  486,551        455,663        474,580
Italy                                   196,816        189,222        171,143
Germany                                 505,759        427,211        444,362
Other European countries                631,592        728,128        737,112
USA                                     934,224        935,010        978,662
Singapore                               809,930      1,031,020      1,261,165
Other countries                         557,488        252,891        180,728
Total                                 4,122,360      4,019,145      4,247,752


Long-lived assets

December 31,                               1996           1997           1998
France                                  895,979        980,250      1,169,273
Italy                                   777,698        837,307        899,689
Germany                                     921            869          1,134
Other European countries                  7,384          7,402         19,922
USA                                     497,348        605,666        587,734
Singapore                               245,731        227,888        216,817
Other countries                         432,221        413,854        472,007
Total                                 2,857,282      3,073,236      3,366,576


Twenty-Seven -- Subsequent events (unaudited)

In April 1999, the Supervisory Board approved the submission of several resolutions to shareholder approval. The resolutions include payment of a cash dividend of $0.16 per share on June 15, 1999 to shareholders of record on June 1, 1999, a two for one stock split, which would become effective on June 16, 1999 immediately after the payment of the cash dividend, and the authorisation for the Company to issue up to 180 million Preference Shares to its main Shareholder STMicroelectronics Holding II B.V. After the stock split and the authorisation to create Preference Shares, the authorised share capital of the Company would be 400 million ordinary shares and 180 million Preference Shares. The Preference Shares which are intended to protect the Company from a hostile takeover would be issued in accordance with the terms of an option contract to be agreed between the Company and STMicroelectronics Holding II B.V., at 25% of their par value, and would entitle STMicroelectronics II B.V. to full voting rights. The issuance of Preference Shares is contingent upon STMicroelectronics Holding II B.V. retaining at least 33% of the issued share capital of the Company.

Report of Independent Accountants

To the Supervisory Board and Shareholders of
STMicroelectronics NV

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of STMicroelectronics NV and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers NV.
PricewaterhouseCoopers NV
Amsterdam, January 25, 1999



                                     - 58 -